Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

31st January 2008

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 28 September 2007, 11 October 2007, 31 October 2007, 1 November 2007, 20 November 2007, 27 November 2007, 21 December 2007, 24 January 2008 and 26 January 2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

RECEIVED

2007 OCT 10 A

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

DATE OF BOARD MEETING

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 11 October 2007 for the purpose of, among other matters, approving the release of the final results of the Company and its subsidiaries for the year ended 30 June 2007 and considering the recommendation of a final dividend.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 28 September 2007

As at the date of this announcement, the Board comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

Annual Results Announcement 2006/2007

RESULTS

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30 June 2007 as follows:

CONSOLIDATED INCOME STATEMENT

Year ended 30 June 2007

	Note	**2007 HK$m**	2006 HK$m
Turnover	2	**23,284.5**	23,910.2
Cost of sales		**(17,364.6)**	(17,708.2)
Gross profit		**5,919.9**	6,202.0
Other income		**52.3**	35.5
Other gains/(charge)		**1,651.1**	(1,763.9)
Selling and marketing expenses		**(358.9)**	(519.4)
Administrative expenses		**(1,898.0)**	(1,065.9)
Other operating expenses		**(2,594.7)**	(2,564.7)
Changes in fair value of investment properties		**1,263.9**	1,462.9
Operating profit	3	**4,035.6**	1,786.5
Financing costs		**(1,173.3)**	(1,115.0)
Financing income		**817.8**	541.2
		3,680.1	1,212.7
Share of results of			
Associated companies		**1,325.8**	656.8
Jointly controlled entities		**1,664.1**	1,636.2
Profit before taxation		**6,670.0**	3,505.7
Taxation	4	**(902.5)**	(892.6)
Profit for the year		**5,767.5**	2,613.1
Attributable to:			
Shareholders		**4,312.9**	1,059.8
Minority interests		**1,454.6**	1,553.3
		5,767.5	2,613.1
Dividends		**1,482.1**	1,205.9
Earnings per share	5		
Basic		**HK$1.17**	HK$0.30
Diluted		**HK$1.17**	HK$0.30

CONSOLIDATED BALANCE SHEET

As at 30 June 2007

	Note	**2007 HK$m**	2006 HK$m
ASSETS			
Non-current assets			
Investment properties		**26,252.0**	23,145.2
Property, plant and equipment		**5,571.0**	5,708.2
Leasehold land and land use rights		**2,461.9**	2,480.2
Intangible assets		**863.0**	258.1
Interests in associated companies		**10,340.3**	9,384.7
Interests in jointly controlled entities		**24,293.5**	23,341.7
Available-for-sale financial assets		**3,719.4**	3,061.7
Held-to-maturity investments		**32.3**	31.1
Properties for development		**11,549.2**	7,292.7
Deferred tax assets		**108.8**	106.6
Other non-current assets		**1,085.8**	1,681.3
		86,277.2	76,491.5
Current assets			
Properties under development		**13,654.5**	13,884.9
Properties held for sale		**5,178.4**	4,867.5
Stocks		**275.9**	239.3
Debtors and prepayments	6	**21,023.7**	11,711.9
Financial assets at fair value through profit or loss		**246.9**	29.5
Cash held on behalf of customers		**2,042.4**	–
Cash and bank balances		**15,400.1**	6,936.0
		57,821.9	37,669.1
Total assets		**144,099.1**	114,160.6

CONSOLIDATED BALANCE SHEET

As at 30 June 2007

	Note	2007 HK$m	2006 HK$m
EQUITY			
Share capital		**3,692.1**	3,639.1
Reserves		**55,867.2**	48,903.6
Proposed final dividend		**928.3**	732.8
Shareholders' funds		**60,487.6**	53,275.5
Minority interests		**17,996.2**	16,089.0
Total equity		**78,483.8**	69,364.5
LIABILITIES			
Non-current liabilities			
Long-term borrowings		**28,393.5**	15,372.8
Deferred tax liabilities		**4,106.2**	3,745.6
Other non-current liabilities		**368.5**	347.2
		32,868.2	19,465.6
Current liabilities			
Creditors and accrued charges	7	**18,472.2**	15,351.3
Current portion of long-term borrowings		**4,580.1**	6,794.5
Short-term borrowings		**8,612.3**	2,322.0
Current tax payable		**1,082.5**	857.1
Derivative financial instruments		**-**	5.6
		32,747.1	25,330.5
Total liabilities		**65,615.3**	44,796.1
Total equity and liabilities		**144,099.1**	114,160.6
Net current assets		**25,074.8**	12,338.6
Total assets less current liabilities		**111,352.0**	88,830.1

Notes:

1 Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss which are carried at fair value, and in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

(a) Adoption of new or revised standards

For the year ended 30 June 2006, the Group early adopted the amendment to Hong Kong Accounting Standard 21 "The effects of changes in foreign exchange rates – Net investment in a foreign operation". For the year ended 30 June 2007, the Group has adopted all the remaining new standards, amendments and interpretations that are effective for the accounting periods beginning on or after 1 January 2006. However, the adoption of these new standards does not have any significant change to the accounting policies or any significant effect on results and financial position of the Group.

(b) Standards, amendments and interpretations which are not yet effective

The following new standards, amendments and interpretations that are mandatory for accounting periods beginning on or after 1 January 2007 or later periods but which the Group has not early adopted:

Effective for the year ending 30 June 2008

HKAS 1 Amendment	Presentation of financial statements – capital disclosures
HKFRS 7	Financial instruments: disclosures
HK(IFRIC) – Int 10	Interim financial reporting and impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and treasury share transactions

Effective for the year ending 30 June 2009

HK(IFRIC) – Int 12	Service concession arrangements
HK(IFRIC) – Int 13	Customer loyalty programmes
HK(IFRIC) – Int 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

Effective for the year ending 30 June 2010

HKFRS 8	Operating segments
HKAS 23 (Revised)	Borrowing costs

The Group has already commenced an assessment of the impact of these new standards, amendments and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

2. Segment information

(a) **Business segments**

	Property Investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
2007										
External	1,210.3	2,916.7	13,588.4	299.5	890.0	1,704.1	2,331.4	344.1	-	23,284.5
Inter-segment	173.9	-	1,345.3	-	69.3	-	-	-	(1,588.5)	-
Turnover	1,384.2	2,916.7	14,933.7	299.5	959.3	1,704.1	2,331.4	344.1	(1,588.5)	23,284.5
Segment results	779.2	310.2	572.4	84.1	(73.1)	247.0	621.2	(106.8)	-	2,434.2
Other gains/ (charge)	(18.4)	(44.6)	164.6	(23.1)	14.8	32.9	(1.9)	1,526.8	-	1,651.1
Changes in fair value of investment properties	1,263.9	-	-	-	-	-	-	-	-	1,263.9
Unallocated corporate expenses										(1,313.6)
Operating profit										4,035.6
Financing costs										(1,173.3)
Financing income										817.8
										3,680.1
Share of results of										
Associated companies	287.8	41.4	258.4	316.5	493.2	-	0.6	(72.1)	-	1,325.8
Jointly controlled entities	408.7	236.4	335.5	716.5	-	-	53.1	(86.1)	-	1,664.1
Profit before taxation										6,670.0
Taxation										(902.5)
Profit for the year										5,767.5
Segment assets	27,486.7	35,755.3	18,609.9	2,155.7	1,598.8	2,414.2	2,161.3	3,774.5	-	93,956.4
Interests in associated companies	2,772.5	1,389.0	1,778.6	1,961.2	2,256.5	-	128.8	53.7	-	10,340.3
Interests in jointly controlled entities	3,768.6	9,471.0	3,382.8	6,222.0	-	-	831.3	617.8	-	24,293.5
Unallocated assets										15,508.9
Total assets										144,099.1
Segment liabilities	406.9	5,811.9	8,483.8	427.3	383.6	1,333.5	747.3	1,246.4	-	18,840.7
Unallocated liabilities										46,774.6
Total liabilities										65,615.3
Capital expenditure	101.1	210.4	187.1	1.5	86.7	138.0	56.0	42.6	-	823.4
Depreciation and amortisation	38.7	129.3	110.2	87.4	84.4	155.2	158.2	41.6	-	805.0
Impairment charge and provision	-	43.8	1.0	81.1	19.4	-	-	146.9	-	292.2

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
2006										
External	1,096.4	5,325.5	11,052.4	308.1	2,297.6	1,357.1	2,052.1	421.0	-	23,910.2
Inter-segment	182.0	-	1,236.7	-	62.4	-	-	-	(1,481.1)	-
Turnover	1,278.4	5,325.5	12,289.1	308.1	2,360.0	1,357.1	2,052.1	421.0	(1,481.1)	23,910.2
Segment results	662.6	1,060.4	303.6	119.8	(102.9)	107.4	442.1	50.5	-	2,643.5
Other gains/ (charge)	4.3	(162.6)	30.8	(54.5)	759.5	(9.9)	(31.0)	(2,300.5)	-	(1,763.9)
Changes in fair value of investment properties	1,462.9	-	-	-	-	-	-	-	-	1,462.9
Unallocated corporate expenses										(556.0)
Operating profit										1,786.5
Financing costs										(1,115.0)
Financing income										541.2
										1,212.7
Share of results of										
Associated companies	231.3	(15.9)	108.9	369.9	27.7	-	2.0	(67.1)	-	656.8
Jointly controlled entities	312.6	469.4	328.9	597.0	-	-	(18.6)	(53.1)	-	1,636.2
Profit before taxation										3,505.7
Taxation										(892.6)
Profit for the year										2,613.1
Segment assets	23,989.4	30,229.0	7,041.2	2,291.4	1,631.6	2,477.5	2,276.1	3,748.5	-	73,684.7
Interests in associated companies	2,232.8	1,132.2	1,386.7	1,802.4	2,267.6	-	353.6	209.4	-	9,384.7
Interests in jointly controlled entities	4,054.2	8,971.2	3,800.9	5,185.1	-	-	896.3	434.0	-	23,341.7
Unallocated assets										7,749.5
Total assets										114,160.6
Segment liabilities	416.5	5,875.1	4,737.3	367.2	622.0	1,320.5	932.5	1,433.0	-	15,704.1
Unallocated liabilities										29,092.0
Total liabilities										44,796.1
Capital expenditure	226.3	282.4	114.8	-	241.5	214.1	53.9	79.2	-	1,212.2
Depreciation and amortisation	39.2	96.7	112.8	96.0	332.9	131.5	176.7	37.0	-	1,022.8
Impairment charge and provision	22.4	177.6	30.0	173.0	216.0	9.9	35.6	2,667.8	-	3,332.3

(b) Geographical segments

	Turnover HK$m	Segment assets HK$m	Capital expenditure HK$m
2007			
Hong Kong and Southeast Asia	**12,167.9**	**62,798.2**	**500.5**
Mainland China	**6,007.8**	**29,362.1**	**322.6**
Macau	**5,108.8**	**1,425.6**	**0.3**
North America	**–**	**370.5**	**–**
	23,284.5	**93,956.4**	**823.4**
2006			
Hong Kong and Southeast Asia	16,984.3	49,943.1	452.2
Mainland China	4,766.5	23,085.7	755.7
Macau	2,159.4	613.2	4.3
North America	–	42.7	–
	23,910.2	73,684.7	1,212.2

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10% of the Group's total turnover, segment assets and capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

3. Operating profit

Operating profit of the Group is arrived at after crediting/(charging) the following:

	2007 HK$m	2006 HK$m
Dividend income from listed and unlisted investments	**52.3**	35.5
Gain on deemed disposal of interest in a subsidiary	**125.7**	82.4
Net profit on disposal of		
Available-for-sale financial assets	**18.6**	–
Subsidiaries	**122.8**	1,048.2
Write back of provision for PrediWave Companies litigation	**1,593.6**	–
Cost of inventories sold	**(3,441.6)**	(5,152.8)
Depreciation and amortisation	**(805.0)**	(1,022.8)
Impairment loss on		
Deposits, prepayments and other debtors	**(144.3)**	(1,060.6)
Deposit for proposed investments	**(9.5)**	(1,531.2)
Property, plant and equipment	**(83.9)**	(340.7)
Loss on deemed disposal of interests in subsidiaries	**(8.3)**	(207.7)

4. Taxation

	2007 HK$m	2006 HK$m
Current taxation		
Hong Kong profits tax	**385.3**	415.6
Mainland China and overseas taxation	**204.7**	169.2
Mainland China land appreciation tax	**117.6**	5.4
Deferred taxation		
Valuation of investment properties	**273.6**	275.8
Temporary differences	**5.6**	26.6
Effect of change in tax rate	**(84.3)**	-
	902.5	892.6

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. These rates range from 3% to 33% (2006: 3% to 33%). Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% (2006: 30% to 60%) on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land use rights and property development expenditures.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law"), pursuant to which the corporate income tax rates for domestic and foreign enterprises are unified at 25% effective from 1 January 2008. The New CIT Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit, on which detailed measures have yet to be issued. The Group has however reassessed the amount of deferred taxation as at 30 June 2007 based on the best estimation of the applicable corporate income tax rates. The Group will continue to evaluate the impact as more detailed regulations on these areas are announced.

Share of taxation of associated companies and jointly controlled entities of HK$139.9 million and HK$273.3 million (2006: HK$155.9 million and HK$341.4 million), respectively, are included in the income statement as share of results of associated companies and jointly controlled entities.

5. Earnings per share

The calculation of basic and diluted earnings per share for the year is based on the following:

	2007 HK$m	2006 HK$m
Profit attributable to shareholders	**4,312.9**	1,059.8
Effect of dilutive potential ordinary shares		
Interest expense on convertible bonds	**18.2**	–
Adjustment on the effect of dilution in the results of subsidiaries	**(9.3)**	(1.9)
	4,321.8	1,057.9

	Number of shares 2007	2006
Weighted average number of shares (million) for calculating basic earnings per share	**3,676.1**	3,557.8
Effect of dilutive potential ordinary shares		
Share options	**2.5**	–
Convertible bonds	**16.6**	–
Weighted average number of shares (million) for calculating diluted earnings per share	**3,695.2**	3,557.8

6. Trade debtors

Aging analysis of trade debtors is as follows:

	2007 HK$m	2006 HK$m
Current to 30 days	**10,050.0**	4,190.5
31 to 60 days	**357.3**	219.1
Over 60 days	**751.2**	469.4
	11,158.5	4,879.0

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sale proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

7. Trade creditors

Aging analysis of trade creditors is as follows:

	2007 **HK$m**	2006 HK$m
Current to 30 days	**3,468.1**	4,231.4
31 to 60 days	**580.2**	476.2
Over 60 days	**1,857.1**	1,363.5
	5,905.4	6,071.1
Payable arising from securities businesses *(Note)*	**2,811.4**	–
	8,716.8	6,071.1

Note:

This payable relates to securities, equity options, leveraged foreign exchange, futures, options and bullion contracts transactions and is mainly repayable on demand. No aging analysis is disclosed in respect of this amount as an aging analysis is not meaningful in view of the nature of this business.

8. Pledge of assets

As at 30 June 2007, HK$17,191.9 million (2006: HK$19,248.8 million) of total Group's assets were pledged as securities for loans.

9. Contingent liabilities

The Group's contingent liabilities as at 30 June 2007 amounted to HK$6,570.9 million (2006: HK$5,198.9 million).

10. Post balance sheet event

On 12 July 2007, the Company completed the spin-off of its department store operations and management business in the People's Republic of China into a separate company, New World Department Stores China Limited ("NWDS"), whose shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited. Following the spin-off, the Group's shareholding in NWDS decreased from 100.0% to 72.3%, resulting in a gain on dilution of interest in NWDS of approximately HK$1.6 billion.

DIVIDENDS

The Directors have resolved to recommend a final dividend of HK$0.25 per share (2006: HK$0.20 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.24 per share with a cash option to shareholders registered on 27 November 2007. Together with the interim dividend of HK$0.15 per share paid in July 2007, total distribution for 2007 would thus be HK$0.40 per share (2006: HK$0.33 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.24 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 27 November 2007.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	20 November 2007 to 27 November 2007
Latest time to lodge transfer with Registrar	:	26 November 2007, Monday 4:00 p.m.
Address of Registrar	:	Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

BUSINESS REVIEW

Hong Kong Property Development

During the period under review, the Group's share of property sales booked amounted to approximately HK$1,542 million, down 74% year-on-year. Two projects were launched to the market, namely Deep Bay Grove (深灣畔) at Lau Fau Shan and Prince Ritz (太子滙) at Kowloon City. In FY2007, contribution to property sales mainly came from inventory sales of Deep Bay Grove, The Merton (泓都), The Grandiose (君傲灣) and South Hillcrest (倚嶺南庭).

The Group now has a landbank of 4.0 million sq ft GFA for development and a total of 20 million sq ft of agricultural land reserve pending conversion.

Landbank by location	Attributable GFA (sq ft)
Hong Kong Island	412,292
Kowloon	1,336,720
New Territories excluding areas pending agricultural land conversion	2,274,441
Total	**4,023,453**

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,449,000	13,048,000
Shatin / Tai Po	3,414,000	2,528,000
Fanling	2,260,000	2,260,000
Sai Kung	2,624,000	2,070,000
Tuen Mun	120,000	120,000
Total	**22,867,000**	**20,026,000**

In January 2007, the Group was awarded the government tender for Block A of Wylie Court (衛理苑) at Wylie Path, Kowloon. During the period under review, the Group completed the acquisition of 50% interest of New Eastern Terrace (新東方臺) at Tin Hau Temple Road, North Point and 70% interest of Chun Fai Terrace (春暉臺) in Tai Hang. These three projects account for over 520,000 sq ft GFA to the Group's landbank.

The Group is discussing with the government on the conversion of around 7 million sq ft of agricultural land and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies.

The Group anticipated to launch five projects in the coming year, namely Hunghom Peninsula (紅灣半島)in Hung Hom, the Hanoi Road Redevelopment Project (河內道重建項目) in Tsim Sha Tsui, Belcher's Street project (卑路乍街項目) in Western District, Ma Tin Road project (馬田路項目) in Yuen Long and 6-10 Black's Link (布力徑 6-10 號) in Mid-Levels to provide a total of over 2.6 million sq ft GFA.

Hong Kong Property Investment

In FY2007, the Group's gross rental income in Hong Kong amounted to HK$1,079.4 million. The Group's commercial portfolio was benefited from the growing local economy and the rising tourist number.

During the period under review, The Edge (君薈坊), the shopping mall at The Grandiose at Tseung Kwan O was opened with 100% occupancy.

The pedestrian traffic of New World Centre and Avenue of Stars reached nearly 20 million during the period under review. Together with the stable income from an anchor tenant, SOGO TST, New World Centre maintained a steady contribution to the Group's rental portfolio.

Hong Kong's buoyant economy has continually created higher demand for office space. Both occupancies and rental rates of our office portfolio are expected to be further benefited.

The increasing tourism spending and rising number of visitors to Hong Kong has enhanced the rental rates in prime tourist areas like Tsim Sha Tsui. The 1.1-million sq ft GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which is scheduled to complete in 2008 has a 340,000-sq ft shopping mall with direct access to MTR Tsim Sha Tsui Station and KCR East Tsim Sha Tsui Station.

Hotels

The visitor arrivals to Hong Kong are growing steadily, with the number increasing to 25 million and 13 million in 2006 and the first six months of 2007 respectively, up 8.1% and 6.8% year-on-year. Benefited from the rising visitor number, the Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel, recorded an average occupancy of 83% and a 15% growth in average room rate achieved during the period under review.

New World Hotel Shenyang completed its renovation in September 2006. The Group's hotels in Mainland China have achieved a satisfactory growth in both occupancy and room rate. Our four hotels in Southeast Asia have a moderate growth in contribution.

To further capture the booming tourist demand, the Group has two hotels in the pipeline in Hong Kong located at Hanoi Road and the KCR University Station. Meanwhile, the Group's two hotels in Wuhan and Dalian are both under construction.

NWS Holdings Limited ("NWSH")

Infrastructure

Infrastructure operation recorded a stable segment contribution to the Group. Apart from the energy business, roads, water and ports businesses achieved a strong growth in contribution.

Performance of road and expressway projects within the Pearl River Delta Region continues to shine. Average daily traffic flow of Guangzhou City Northern Ring Road increased by 11% and toll income grew by RMB39.7 million in FY2007. Toll income of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) soared by 28% in FY2007 as benefited by the strong economic development of the Pearl River Delta Region. The combined average daily traffic flow of Shenzhen-Huizhou Roadway and Expressway increased by 13% when compared to FY2006.

The performance of Zhujiang Power Plant was adversely impacted mainly due to more new generation units coming into the market. Such impact was partly compensated by the increase in average tariff of 5% arising from the coal-link tariff adjustments during the current year. The Group is optimistic towards the outlook of the energy business and continue to explore new investment opportunities. NWSH acquired 35% interest in Chengdu Jintang Power Plant, a 2 x 600MW coal-fired power plant. The project commenced operation in June 2007.

In December 2006, NWSH acquired a 9.45% interest in Guangdong Baolihua New Energy Stock Co., Limited, which mainly operates a 2 x 135MW coal-fired power plant in Guangdong and its shares are listed on the Shenzhen Stock Exchange.

Macau Water Plant reported a 10% increase in average daily water sales volume while performance of water projects in Mainland China is promising. Water sales revenue of Tanggu Water Plant in Tianjin increased as its tariff has raised since April 2006. The Chongqing Water Plant and Shanghai SCIP Water Treatment Plant had an impressive growth of 19% and 47% respectively in water sales volume. Both newly acquired projects, Changshu Water Plant and Chongqing Tangjiatuo Waste Water Plant, also started the contribution to the Group during the period under review.

Xiamen New World Xiangyu Terminals Co., Ltd. reported an 8% volume growth to 794,000 TEUs in FY2007. Throughput of Tianjin Orient Container Terminals Co., Ltd. decreased slightly by 1% to 1,136,000 TEUs while there is an increase in average revenue per TEU as a result of more foreign cargo volume in FY2007. Tianjin Five Continents International Container Terminal Co., Ltd., in which interest was acquired in November 2005, produced positive AOP contribution to this segment and handled 1,988,000 TEUs during FY2007.

Service

In FY2007, there was a significant increment in the contribution from the service operations. Contracting, financial services, transport and other businesses in service operations achieved a substantial growth in the profit.

Hong Kong Convention and Exhibition Centre ("HKCEC") continued to achieve satisfactory result in FY2007. New venues such as the AsiaWorld-Expo and other conference and exhibition facilities in Macau, Mainland China and other Asian countries have increased competition in this market. Construction works of the Atrium Link expansion commenced in August 2006 and is due for completion in 2009. The new 19,400 sq m expansion will increase HKCEC's available space up to a total of 83,400 sq m.

ATL Logistics Centre recorded a steady profit with average occupancy rate reaching 98% in FY2007. It has benefited from the growth of the local economy and the Mainland China's market.

Due to a combination of factors including effective cost control measures and increase in volume of work, the contribution from the contracting operation was improved significantly in FY2007. Leveraging its proven expertise in managing mega-sized and high quality construction projects and following the recent recovery of the private property development sector, the contracting business has secured contracts of substantial size with a total contract sum over HK$35.9 billion as at 30 June 2007.

The contribution from financial services operation has become more significant after the further acquisition of Taifook Securities Group Limited ("Taifook") shareholding and the benefit of buoyant stock market.

During the period under review, the transport operation achieved an increase in the contribution. The increase was mainly contributed by the local bus businesses and investment in Kwoon Chung Bus Holdings.

Free Duty engaged in retail business selling duty free tobacco and liquor at Hong Kong International Airport and the ferry terminals in China Hong Kong City and Shun Tak Centre. Robust patronage arising from the rebound in Hong Kong's tourism sector made a major contribution to the company's excellent performance during FY2007. It has commenced the duty free concession at Lok Ma Chau Spur Line in August 2007 while the concession at Lo Wu will start from January 2008.

New World China Land Limited ("NWCL")

During the period under review, the gross sales proceeds amounted to approximately RMB 5.2 billion. 835,000 sq m GFA of property projects are completed in FY2007. NWCL expects to complete around 1 million sq m GFA of properties in FY2008.

New World Department Store China Limited ("NWDS")

NWDS has been listed on the Hong Kong Stock Exchange since 12 July 2007. NWDS is one of the largest owners and operators of department stores in Mainland China in terms of sales (excluding sales tax) based on information from Euromonitor. NWDS currently operates a large national network of 22 "New World"-branded department stores and seven Ba Li Chun Tian ("巴黎春天")-branded department stores in Mainland China and Hong Kong.

During the period under review, seven stores were opened, adding 251,000 sq m GFA to the total store area. The Group plans to open three new stores in Beijing (Chaoyang) (北京朝陽), Wuhan (Xudong) (武漢徐東) and Liaoning (Anshan) (遼寧鞍山) by the end of 2008.

CSL New World Mobility Group ("CSLNW")

CSLNW is a Hong Kong based mobile group which was formed in March 2006. CSLNW operates in the highly competitive Hong Kong mobile market, with the CSL business being one of Hong Kong's premium providers of mobile voice and data services and New World PCS targeting value conscious customers with a low cost business model. The merged entity provides a broader customer base for growth.

In order to streamline the structure of the Group, a wholly owned subsidiary of the Company acquired 23.6% of CSLNW from New World Mobile Holdings Limited ("NWMHL") in January 2007. After the acquisition, the Group disposed all its interests in NWMHL.

New World Telecommunications Limited ("NWT")

During the period under review, NWT reported a loss due to intense competition in the fixed-line telecommunications market. Extending its position as the next generation IP and telecom service provider in town, NWT will focus on three business streams, namely telecom services, ICT services and iMedia solutions (e-business). With the establishment of two dedicated business units and extensive partnerships with renowned companies, NWT will maximize its momentum on "NWT Hosted Exchange" and "Search' n Click" services.

New World China Enterprises Projects Limited ("NWCEP")

NWCEP focuses on making strategic investments in high growth companies with listing potential. NWCEP invests in companies in Greater China, involving in sectors such as industrial manufacturing, consumer goods production, production management and retail distribution chain stores, etc.

New World TMT Limited

The Group won the PrediWave litigation in December 2006 and a provision of approximately HK$1.6 billion has been written back for the year ended 30 June 2007. The amount that can eventually be recovered is uncertain.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

	FY2007 HK$m	FY2006 HK$m
Consolidated net debt	**24,077.9**	14,963.8
NWSH (stock code: 0659)	**8,438.4**	1,980.6
NWCL (stock code: 0917)	**4,021.2**	3,098.4
Net debt (exclude listed subsidiaries)	**11,618.3**	9,884.8

On 4 June, 2007, a wholly owned subsidiary of the Company issued HK$6,000 million Zero Coupon Guaranteed Convertible Bonds due 2014 which are convertible into fully paid shares with par value of HK$1.00 each of the Company at a conversion price of HK$26.784 per share, subject to adjustment, at any time on or after 16 July 2007 up to 25 May 2014.

On 12 June, 2007, a wholly owned subsidiary of NWCL issued USD settled Zero Coupon Guaranteed Convertible Bonds due 2012 in the aggregate amount of RMB2,800 million which are convertible into fully paid shares with par value of HK$0.1 each of NWCL at a conversion price of HK$8.044 per share, subject to adjustment, at any time on or after 26 June 2007 up to 26 May 2012.

These are in line with the Group's policy of lengthening its debt maturity profile to match with the Group's long term investments.

In respect of the Group's operation in Mainland China, the Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of Renminbi contributed to those projects. Apart from this, the Group does not have any material foreign exchange exposure.

As at 30 June 2007, the Group's cash and bank balances stood at HK$15,400.1 million and the consolidated net debt amounted to HK$24,077.9 million (2006: HK$14,963.8 million). The net debt to equity ratio was 30.7%, an increase of 9.1% as compared with FY 2006. This increase was mainly resulted from the acquisition of Taifook on 8 June 2007 which had net debt of HK$6,512.0 million as at 30 June 2007. Taifook provides short-term margin financing to its customers for Hong Kong IPO applications.

The Group's long term borrowing and short term borrowing as at 30 June 2007 were HK$32,315.1 million and HK$7,162.9 million respectively. Cash and bank balances as at 30 June 2007 amounted to HK$15,400.1 million. The maturity of long term borrowing as at 30 June 2007 is as follows:

	HK$m
Within one year	**4,580.1**
In the second year	**5,479.6**
In the third to fifth year	**12,869.4**
After the fifth year	**9,386.0**
	32,315.1

Equity of the Group as at 30 June 2007 increased to HK$78,483.8 million against HK$69,364.5 million as at 30 June 2006.

OUTLOOK

Hong Kong property market is gaining momentum after the lukewarm environment in 2006. During January to June 2007, the property transactions in Hong Kong recorded a significant year-on-year growth in both primary and secondary markets. For the transaction consideration during January to June 2007, Hong Kong recorded over HK$ 55 billion and HK$ 122 billion for primary and secondary market respectively, which represent an increase of 42% and 45% compared to July to December 2006.

As an international financial centre, Hong Kong ranked No. 1 in Asia and No. 2 in the world in terms of the total amount of funds raised through initial public offerings in our stock market in 2006. The office spaces in prime districts are continuously under strong demand. Our office portfolio in Central and Tsim Sha Tsui has continued to achieve positive rental reversion. Meanwhile, the increasing tourism expenditure and rising number of visitors to Hong Kong have benefited the Group's rental portfolio and hotel operations.

The Group's infrastructure and service arm, NWSH is actively looking for new investment opportunities. NWSH acquired 35% interest in Chengdu Jintang Power Plant, a 2 x 600MW coal-fired power plant, which supplies electricity in Chengdu, Sichuan Province. The project commenced operation in June 2007. In addition, NWSH acquired 55% interest in Wenzhou Zhuangyuan Ao New World International Terminals Company Limited, which operates two multi-purpose berths in Zhuangyuanzo, Zhejiang Province. The project is expected to be operational by 2008. In September 2006, NWSH acquired a 22% stake in China United International Rail Containers Co. Ltd. Terminals in Shanghai and Kunming have already completed while construction work will soon start at Chongqing, Zhengzhou and Qingdao. Ultimately, the project will construct a total of 18 terminals in 18 major cities in Mainland China by 2010.

China achieved a double-digit GDP growth since 2003. The resilient economic growth and stable increase of average income per capita have supported the stable growth of real estate market in Mainland China. In 2006, the population in urban area accounted for 43.9% of the total population in Mainland China. Our Mainland China property arm NWCL will tap the benefit from the urbanization in Mainland China by continuously producing quality products to the market.

The spin-off of NWDS is beneficiary to both the Group itself and NWDS. Firstly, the spin-off increases the operational and financial transparency of the Group. Secondly, it allows NWDS to establish a higher profile as a separately listed entity with the ability to access the debt and equity capital markets to fund its future investments. Thirdly, it helps the Group achieve the valuation potential and at the same time the Group will continue to benefit from the business prospects and results of NWDS through its shareholding.

EMPLOYEES

The Group has over 54,000 employees at 30 June 2007. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company, NWCL and NWSH, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or NWCL and/or NWSH.

AUDIT COMMITTEE

The Audit Committee was established in accordance with requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee has reviewed the systems of internal control and the financial statements for the year ended 30 June 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules for the year ended 30 June 2007 except for the following deviation.

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 54,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

For and on behalf of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 11 October 2007

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor) and Mr. LEE Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLARIFICATION ANNOUNCEMENT

The Board of the Company refers to the Announcement made by the Company relating to the annual results for the year ended 30 June 2007 and would like to clarify a typographical mistake on the "Latest time to lodge transfer with Registrar" under the heading of "Book Close Dates". The correct date for the latest date to lodge transfer with Registrar should be **19 November 2007** instead of 26 November 2007.

The board of directors (the "Board") of New World Development Company Limited (the "Company") refers to the announcement dated 11 October 2007 made by the Company ("Announcement") relating to the annual results for the year ended 30 June 2007 and would like to clarify a typographical mistake on the "Latest time to lodge transfer with Registrar" under the heading of "Book Close Dates". The correct date for the latest date to lodge transfer with Registrar should be **19 November 2007** instead of 26 November 2007.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong,11 October 2007

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David , Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor) and Mr. LEE Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 27 November 2007 at 11:15 a.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Report of Directors and Auditors for the year ended 30 June 2007.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Directors to fix their remuneration.

4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by the Company or a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or

having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** the share option scheme of New World Department Store China Limited, a non-wholly owned subsidiary of the Company, the rules of which are contained in the document marked "A" and produced to the meeting and for the purpose of identification signed by the Chairman thereof, be and is hereby approved."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 31 October 2007

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Tuesday, 20 November 2007 to Tuesday, 27 November 2007, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all shares transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 19 November 2007.

As at the date of this notice, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor) and Mr. LEE Luen-Wai, John.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This document includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purposes of giving information with regard to New World Development Company Limited. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **NEW WORLD DEVELOPMENT COMPANY LIMITED**, you should at once hand this document and the accompanying proxy form to the purchaser or to the bank, the licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, APPROVAL OF SHARE OPTION SCHEME OF NEW WORLD DEPARTMENT STORE CHINA LIMITED AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of New World Development Company Limited (the "Company") to be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 27 November 2007, at 11:15 a.m. is set out on pages 24 to 27 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

31 October 2007

CONTENTS

Page

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 27 November 2007 at 11:15 a.m., notice of which is set out on pages 24 to 27 of this document
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	16 October 2007, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWDS"	New World Department Store China Limited, 72.29% owned subsidiary of the Company, incorporated in the Cayman Islands, the shares of which are listed on the Stock Exchange
"NWDS Share Option Scheme"	the share option scheme of NWDS conditionally adopted pursuant to an ordinary resolution of NWDS passed on 12 June 2007, a summary of the terms of which is set out in Appendix II to this document
"NWDS Shares"	share(s) of HK$0.10 each in the share capital of NWDS
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution

"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.5 of the notice of the Annual General Meeting
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	fully paid-up share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart
CHENG Chi-Kong, Adrian

Non-executive Directors:
Lord SANDBERG, Michael*
CHENG Yue-Pui
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, *JP**
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton
LEE Luen-Wai, John, *JP**
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)

* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

31 October 2007

To the shareholders and, for information purposes only,
the holders of the outstanding share options of the Company

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, APPROVAL OF SHARE OPTION SCHEME OF NEW WORLD DEPARTMENT STORE CHINA LIMITED AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information, and to seek your approval for the proposals involving general mandates to allot, issue and deal with Shares and to repurchase Shares, approval of the NWDS Share Option Scheme and re-election of retiring Directors at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 24 November 2006, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

4. APPROVAL OF THE NWDS SHARE OPTION SCHEME

At the Annual General Meeting, an Ordinary Resolution will be proposed for the Company to approve the NWDS Share Option Scheme. A summary of the principal terms of the NWDS Share Option Scheme is set out in Appendix II to this document.

The purpose of the NWDS Share Option Scheme is to permit NWDS to issue options to eligible persons with an aim to attract and retain the best available personnel and to provide additional incentives to employees, directors, consultants, business associates and advisers of NWDS and its subsidiaries and associated companies to promote the success of the group of NWDS.

The maximum number of NWDS Shares which may be issued upon the exercise of all options to be granted under the NWDS Share Option Scheme and any other schemes of NWDS must not in aggregate exceed 10% of the NWDS Shares in issue as at the date on which the NWDS Shares are listed on the Stock Exchange (being 162,520,000 NWDS Shares). Moreover, under the NWDS Share Option Scheme, NWDS may seek for shareholders' approval to renew such 10% limit provided, among other things, that the maximum number of NWDS Shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the NWDS Share Option Scheme and any other share option schemes of NWDS must not exceed such number of NWDS Shares as shall represent 30 per cent. of the issued share capital of NWDS from time to time.

Under the rules of the NWDS Share Option Scheme, the board of NWDS has discretion to set a minimum period for which an option has to be held before the exercise of the subscription rights attaching thereto. This discretion allows the board of NWDS to provide incentive to eligible participants to remain eligible participants and thereby enable the group of NWDS to continue to benefit from the services and contributions of the eligible participants. This discretion, coupled with the power of the board of NWDS to impose any performance target or other

restrictions as it considers appropriate before the option can be exercised, enable the group of NWDS to provide incentives to the eligible participants to use their best endeavours in assisting the growth and development of the group of NWDS. Although the NWDS Share Option Scheme does not provide for the granting of options with rights to subscribe for NWDS Shares at a discount to the traded prices of the NWDS Shares on the Stock Exchange, the Directors are of the view that the flexibility given to the board of NWDS in granting options to eligible participants and to impose minimum period for which the options have to be held and performance targets and other conditions that have to be achieved before the options can be exercised, will place the group of NWDS in a better position to attract human resources that are valuable to the growth and development of the group of NWDS as a whole.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the NWDS Share Option Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the value of the option have not been determined. Such variables include the exercise price, exercise period, any lock up period, any performance targets set and other variables. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

According to the Listing Rules, the NWDS Share Option Scheme shall take effect subject to and is conditional on, among other things, the passing an ordinary resolution approving the NWDS Share Option Scheme by the Shareholders in general meeting.

5. RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to Article 94 and Article 103(A) of the Articles of Association of the Company, Mr. CHENG Chi-Kong, Adrian, Mr. CHENG Yue-Pui, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton, Mr. LIANG Cheung-Biu, Thomas and Mr. LEE Luen-Wai, John shall retire from office and being eligible, offer themselves for re-election at the Annual General Meeting. Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix III hereto.

6. ANNUAL GENERAL MEETING

Set out on pages 24 to 27 of this document is the notice convening the Annual General Meeting to be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 27 November 2007 at 11:15 a.m..

At the Annual General Meeting, resolutions will be proposed to the Shareholders in respect of ordinary business to be considered at the Annual General Meeting, including the re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the general mandates to repurchase Shares and to issue new Shares, the extension of the general mandate to issue new Shares and the NWDS Share Option Scheme.

7. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herewith. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not prevent Shareholders from attending and voting at the Annual General Meeting if they so wish.

8. RIGHT TO DEMAND A POLL

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

9. RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares, the NWDS Share Option Scheme and the proposed re-election of the retiring Directors are all in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting to give effect to them.

Yours faithfully,
For and on behalf of
New World Development Company Limited
Dr. CHENG Kar-Shun, Henry
Managing Director

This appendix serves as an explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide you with the information necessary for your consideration of the Repurchase Proposal.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,713,273,470 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 371,327,347 Shares representing not more than 10% of the issued share capital of the Company at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing any Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30 June 2007 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months before the Latest Practicable Date are as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
October 2006	14.26	13.08
November 2006	15.06	13.14
December 2006	15.80	14.00
January 2007	18.12	15.30
February 2007	18.96	16.84
March 2007	18.78	15.70
April 2007	19.50	17.44
May 2007	21.40	18.30
June 2007	20.90	18.80
July 2007	21.05	19.30
August 2007	19.40	16.02
September 2007	22.00	18.40
October 2007 (up to the Latest Practicable Date)	26.10	20.10

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the Shareholders.

No other connected persons of the Company (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Cheng Yu Tung Family (Holdings) Limited, indirectly through its subsidiaries, held 1,359,586,962 Shares representing approximately 36.61% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, then (if the present shareholding remains the same) the deemed interest of Cheng Yu Tung Family (Holdings) Limited would be increased to approximately 40.68% of the issued share capital of the Company.

In the event that the Repurchase Proposal is exercise in full, an obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARE REPURCHASES MADE BY THE COMPANY

The Company had not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following is a summary of the principal terms of the NWDS Share Option Scheme to be approved at the Annual General Meeting.

1. PURPOSE OF THE NWDS SHARE OPTION SCHEME

The purpose of the NWDS Share Option Scheme is to permit NWDS to issue options to eligible persons who is (or will be on the date of grant) an employee, a director, a consultant, a business associate or an adviser of NWDS, its subsidiaries and associated companies (the "NWDS Group") (the "Eligible Person(s)") with an aim to attract and retain the best available personnel and to provide additional incentives to such employees, directors, consultants, business associates and advisers to promote the success of the NWDS Group.

2. GRANT OF OPTIONS

2.1 The board of NWDS may from time to time during the period to be notified by the board of NWDS (such period not to exceed the period of 10 years from 12 June 2007 (the "Scheme Period")) (at its absolute discretion) offer an option to an Eligible Person (to be selected in each case at the discretion of the board of NWDS) on and pursuant to the terms of the NWDS Share Option Scheme.

2.2 Subject to the limitations referred to in the NWDS Share Option Scheme or under the Listing Rules, the board of NWDS shall determine the terms upon which such options shall be offered to a participant including such of those terms as are set out in paragraph 4 below as shall be determined by the board of NWDS (if any) and the number of NWDS Shares in respect of which an option may be exercised. Such terms shall not be inconsistent with the relevant requirements of the NWDS Share Option Scheme or the Listing Rules.

2.3 An offer of an option must be made by NWDS in writing on a business day and accepted in writing by the participant in such manner as the board of NWDS may prescribe within 21 calendar days (from and including the date of the offer by NWDS) of the same being made and if not so accepted such offer shall lapse. An offer may be accepted by a participant in part provided that it is accepted in respect of a board lot for dealing in NWDS Shares on the Stock Exchange. An offer may not be accepted unless the participant to whom the offer is made is or remains an Eligible Person on acceptance.

2.4 A subsisting option and an offer to grant an option shall be personal to the participant to whom it is granted or to whom it is made and shall not be transferable or assignable. No participant shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option held by him or any offer relating to the grant of an option made to him.

2.5 The amount payable for the acceptance of an option shall be the sum of HK$1.00 which shall be paid upon acceptance of the offer of such option. This consideration shall not be refundable to the participant and shall not be deemed to be a part payment of the exercise price.

2.6 No offer of an option shall be made which is capable of or open for acceptance after the expiry of the Scheme Period.

3. MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

3.1 The maximum number of NWDS Shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the NWDS Share Option Scheme and any other share option schemes of NWDS must not exceed such number of NWDS Shares as shall represent 30 per cent. of the issued share capital of NWDS from time to time (the "Overall Limit"). No options may be granted under the NWDS Share Option Scheme if this will result in the Overall Limit being exceeded.

3.2 Subject always to the Overall Limit:

(A) the board of NWDS may grant options generally and without further authority in respect of such number of NWDS Shares which may be issued upon exercise of all options to be granted under the NWDS Share Option Scheme and all options to be granted under any other share option schemes in aggregate not exceeding 10 per cent. of the issued share capital of NWDS as at the date on which the NWDS Shares are listed on the Stock Exchange (the "Scheme Mandate Limit") (being 162,520,000 NWDS Shares). For the avoidance of doubt, options that have lapsed in accordance with the NWDS Share Option Scheme shall not be counted for the purpose of calculating the Scheme Mandate Limit;

(B) the Scheme Mandate Limit may be renewed by obtaining approval of the shareholders of NWDS in general meeting provided that such renewed limit shall not exceed 10 per cent. of the NWDS Shares in issue as at the date of approval of such limit (the "Refreshed Limit"). Options previously granted under the NWDS Share Option Scheme (including those outstanding, cancelled, lapsed in accordance with the NWDS Share Option Scheme or exercised) shall not be counted for the purpose of calculating the Refreshed Limit; and

(C) the board of NWDS may grant options in excess of the Scheme Mandate Limit (as renewed from time to time) if the grant of such options is to specifically identified Eligible Persons and the grant of such options to specifically identified Eligible Persons is first approved by the shareholders of NWDS in general meeting. In obtaining the approval of the shareholders of NWDS, NWDS shall send a circular to the shareholders of NWDS in accordance with and containing such information as is required under Rule 17.03(3) of the Listing Rules.

3.3 (A) Unless approved by the shareholders of NWDS in the manner as set out in paragraph 3.3(B), the total number of NWDS Shares issued and to be issued upon the exercise of the options granted to an Eligible Person (including exercised, cancelled and outstanding options) in any 12 month period shall not exceed 1 per cent. of the relevant class of securities of NWDS in issue.

(B) NWDS may grant further options to an Eligible Person notwithstanding that, if exercised, would result in such Eligible Person becoming entitled to subscribe for NWDS Shares in excess of the limit stated in paragraph 3.3(A) provided that the grant of such options is first approved by the shareholders of NWDS in general meeting at which such Eligible Person and his associates shall abstain from voting. The terms and number of NWDS Shares subject to the options to be granted to such Eligible Person shall be fixed before the relevant shareholders' approval is obtained, and the date of the meeting of the board of NWDS proposing such further grant shall be deemed to be the date of grant for the purpose of determining the exercise price of the relevant options. In obtaining the approval of the shareholders of NWDS, NWDS shall send a circular to the shareholders of NWDS in accordance with and containing such information as is required under Rule 17.03(4) of the Listing Rules.

4. NOTICE OF GRANT

Each participant will receive a written notice of grant from NWDS specifying the number of options granted, the period during which it may be exercised (such period to commence not less than 1 year and not to exceed 10 years from the date of grant of such option) (the "Exercise Period") and the subscription amount payable in respect of each NWDS Share upon the exercise of such option, being an amount determined by the board of NWDS and notified to the participant, which amount shall be not less than the greater of: (A) the closing price of the NWDS Shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheet on the date of grant of such option; (B) the average closing price of the NWDS Shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant of such option; and (C) the nominal value of the NWDS Shares (the "Exercise Price") and specifying any other applicable terms and conditions relating to such options which may include provisions as to any or all of the following matters:

(A) performance conditions which must be satisfied before the options can be exercised;

(B) the minimum period for which the options must be held before they can be exercised;

(C) vesting conditions (if any), which must be satisfied before the options shall become vested;

(D) lapse conditions which may be different from the general provisions set out in paragraph 8 (but not so as to extend the Exercise Period beyond 10 years from the date of grant); and

(E) such other provisions as the board of NWDS may determine provided that such provisions are not in contravention of the requirements of the NWDS Share Option Scheme or the Listing Rules.

5. RESTRICTION ON GRANT OF OPTIONS

The board of NWDS shall not grant any options under the NWDS Share Option Scheme after a price sensitive development concerning NWDS or any subsidiary has occurred or a price sensitive matter concerning NWDS or any subsidiary has been the subject of a decision until such price sensitive information has been announced pursuant to the requirements of the Listing Rules. In particular, no option shall be granted during the period of one month immediately preceding the earlier of the respective:

(A) date of the board meeting of NWDS (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of NWDS's published results for (a) any year and half-year period, and (b) where NWDS has elected to publish them, any quarterly or other interim period; and

(B) deadline for NWDS to publish an announcement of its results for (a) any year or half-year period in accordance with the Listing Rules, and (b) where NWDS has elected to publish them, any quarterly or any other interim period,

and ending on the date of the announcement of the results for such year, half-year, quarterly or interim period (as the case may be).

6. OPTIONS GRANTED TO DIRECTORS, CHIEF EXECUTIVE OR SUBSTANTIAL SHAREHOLDERS

6.1 Any options granted to a participant who is a director, chief executive or substantial shareholder of NWDS or one of their respective associates must first be approved by the independent non-executive directors of NWDS and in the event the participant is an independent non-executive director of NWDS, the vote of such independent non-executive director shall not be counted for the purpose of approving such grant.

6.2 Any options granted to a participant who is a substantial shareholder of NWDS or independent non-executive director of NWDS or one of their respective associates, which will result in the total number of NWDS Shares issued and to be issued upon exercise of all options already granted and to be granted (including options whether exercised, cancelled and outstanding) to such person in the period of 12 months up to and including the date of such grant:

(A) representing in aggregate over 0.1 per cent. of the issued share capital of NWDS; and

(B) having an aggregate value, based on the closing price of the NWDS Shares at the date of each grant, in excess of HK$5,000,000.00,

must first be approved by the shareholders of NWDS in general meeting by poll convened and held in accordance with the articles and at which all connected persons of NWDS shall abstain from voting in favour of the resolution concerning the grant of

such options. In obtaining the approval of the shareholders of NWDS, NWDS shall despatch a circular to the shareholders of NWDS containing such information as is required under Rule 17.04(3) of the Listing Rules.

7. EXERCISE OF OPTIONS

7.1 An option may be exercised in whole or in part by the participant at any time during its Exercise Period by delivering to NWDS a notice ("Exercise Notice") duly signed in a form approved by the board of NWDS (together with payment of the Exercise Price in full in respect of each NWDS Share to be subscribed for) and delivery of the written notice (issued under paragraph 4) for cancellation or amendment (as the case may be), and subject to compliance with the foregoing shall be effective on the date of receipt of the same by NWDS.

7.2 The exercise of any option shall be subject to the shareholders of NWDS in general meeting approving any necessary increase in the authorised share capital of NWDS. Subject thereto, NWDS shall make available sufficient authorised but unissued NWDS Shares to meet subsisting requirements on the exercise of any options.

7.3 Subject to paragraph 7.2 and any necessary consents and exercise in accordance with the provisions of paragraph 7.1, NWDS shall as soon as reasonably practicable and in any event not later than 30 days after the exercise of an option and, where appropriate, receipt of the valuers' certificate(s) pursuant to paragraph 11, make an allotment to the participant exercising the option of the number of NWDS Shares specified in the Exercise Notice and shall deliver to the participant a definitive share certificate in respect thereof.

7.4 When an option is exercised only in part, the balance shall remain exercisable on the same terms as originally applied to the whole option and an amended written notice in respect of the subsisting option shall be issued accordingly by NWDS (pursuant to paragraph 4) as soon as reasonably practicable after such partial exercise.

8. LAPSE OF OPTIONS

8.1 An option shall lapse forthwith (to the extent not already exercised) on the occurrence of the earliest of the following events:

(A) the expiry of the Exercise Period;

(B) the first anniversary of the death of the participant;

(C) If the participant is an employee or a director, upon such participant ceasing to be an employee or a director by reason of dismissal from employment or termination of office; or if the participant is a consultant, a business associate or an adviser, by reason of the termination by the relevant NWDS Group company of the contract for the provision of services by such participant, on any of the following grounds:

(1) his misconduct;

(2) his committing an act of bankruptcy;

(3) his becoming insolvent or making any arrangements or composition with his creditors generally; or

(4) his being convicted of any criminal offence involving his integrity or honesty;

(D) three months after the participant ceases to be an employee by reason of:

(1) his retirement on or after attaining normal retirement age;

(2) his resignation;

(3) his ill health or disability;

(4) the company by which he is employed ceasing to be a subsidiary or associated company;

(5) the expiry of his contract of employment; or

(6) termination of his employment for reasons other than the reasons specified in paragraphs (B) and (C) above;

(E) three months after the participant ceases to be a director for reasons other than the reasons specified in paragraphs (B) and (C) above;

(F) the expiry of any period referred to in paragraphs 12.1 to 12.3, provided that in the case of paragraph 12.2 the proposed compromise or arrangement becomes effective;

(G) save as otherwise provided in paragraph 12.3, the earlier of the close of business on the fifth business day prior to the general meeting referred to in paragraph 12.3 or the date of the commencement of the winding up of NWDS;

(H) any breach of the provisions of paragraph 2.4; and

(I) in the case of a participant who is a consultant, a business associate or an adviser, on the date which falls three months after the date on which the participant is notified by the board of NWDS that the board of NWDS has resolved that the participant no longer provides consultancy, business or advisory (as appropriate) services to the NWDS Group and is therefore no longer a consultant, a business associate or an adviser to the NWDS Group.

8.2 The decision of the board of NWDS as to whether an option has lapsed under this paragraph 8 shall be conclusive and binding on the relevant participant.

8.3 If an option shall be determined by the board of NWDS to have lapsed, the board of NWDS shall notify the relevant participant in writing of such lapse and forthwith upon such notification the participant shall be bound to surrender to NWDS the written notice evidencing such option.

9. CANCELLATION OF OPTIONS

9.1 Any cancellation of any subsisting option shall be conditional on the approval by the board of NWDS (including the approval of independent non-executive directors) and the participant(s) concerned.

9.2 In the event that the board of NWDS elects to cancel any subsisting options and issue new options to the participant(s) concerned, the issue of such new options shall be made with available unissued options (excluding the cancelled options) within the Scheme Mandate Limit or the Refreshed Limit, as the case may be.

10. RIGHTS

No dividends shall be payable and no voting rights shall be exercisable in relation to NWDS Shares that are the subject of options that have not been exercised. NWDS Shares issued on the exercise of an option shall rank equally in all respects with the other NWDS Shares of the same class in issue at the date of allotment (including without limitation as to voting, dividend and transfer rights and rights arising on the liquidation of NWDS) and will be subject to all the provisions of the articles. NWDS Shares issued on the exercise of an option shall not rank for any rights attaching to NWDS Shares by reference to a record date preceding the date of allotment. A NWDS Share issued upon the exercise of an option shall not carry voting rights until it shall have been registered in the name of the relevant participant (or its nominee) as the holder thereof.

11. REORGANISATION OF CAPITAL STRUCTURE

Subject to paragraph 3, in the event of a capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of NWDS in accordance with applicable laws and regulatory requirements, corresponding adjustments (if any) shall be made in relation to any subsisting option to:

(A) the number of NWDS Shares subject to the subsisting option; and/or

(B) the Exercise Price; and/or

(C) in the event of a consolidation and subdivision of the share capital of NWDS and to the extent necessary, the maximum number of NWDS Shares referred to in paragraph 3,

as the valuers shall, at the request of NWDS, certify in writing, either generally or, if applicable, as regards any particular participant, to be in their opinion fair and reasonable, provided that any such adjustment shall give a participant the same proportion of the issued share capital of NWDS as that to which he was previously entitled, but so that no such adjustment shall be made if the effect of which would enable a NWDS Share to be issued at less than its nominal value or which would result in the aggregate amount payable on the exercise of any subsisting option being increased. Where any such adjustment shall be required for any alteration in the capital structure of NWDS (other than by way of a capitalisation of profits or reserves) such adjustment shall be further conditional on the valuers also certifying in writing that (1) such adjustment shall give a participant the same proportion of the issued share capital of NWDS as that to which he was previously entitled, and (2) such adjustment shall not have the effect of enabling a NWDS Share to be issued at less than its nominal value. The certification of the valuers shall be final and binding on NWDS and the participants. The costs of the valuers in so certifying shall be borne by NWDS. NWDS shall notify participants of any adjustment made under this paragraph.

12. TAKEOVER, SCHEMES OF COMPROMISE OR ARRANGEMENT AND LIQUIDATION

12.1 If during the Exercise Period of any subsisting options an offer is made to acquire all or part of the issued NWDS Shares (other than those held by the offeror and any persons acting in concert with the offeror) and such offer becomes or is declared unconditional, NWDS shall give written notice to all participants then holding subsisting options of the offer becoming unconditional as soon as reasonably practicable after becoming so aware, and such participants may, by notice in writing to NWDS, within 14 calendar days of the date of such notice (and subject to paragraph 7.1 above) exercise any of their subsisting options to their full extent or to the extent specified in such notice. For the purposes of this paragraph, the expression "acting in concert" shall have the same meaning as set out in the Takeovers Code.

12.2 If during the Exercise Period of any subsisting options an application is made to the court (otherwise than where NWDS is being voluntarily wound up) pursuant to sections 166 and 167 of the Companies Ordinance (or any analogous event under any equivalent legislation applicable to NWDS) in connection with a proposed compromise or arrangement between NWDS and its creditors (or any class of them) or between NWDS and its members (or any class of them), a participant holding subsisting options may by notice in writing to NWDS, within the period of 21 calendar days after the date of such application (and subject to paragraph 7.1 above), exercise any of his subsisting options to their full extent or to the extent specified in such notice.

12.3 In the event of a notice of a meeting being convened to consider a resolution for the voluntary winding up of NWDS during the Exercise Period of any subsisting options, NWDS shall forthwith upon notice of such meeting being given, give to the participants holding such subsisting options written notice of the convening of such meeting and such participants may thereupon by notice in writing to NWDS exercise any subsisting options at any time not later than five business days prior to the proposed general meeting of NWDS to its full extent or to the extent specified in such notice.

12.4 Upon the happening of any of the events referred to in paragraph 12.2 or 12.3, notice of that event and the effect thereof shall be given by NWDS to all participants as soon as reasonably practicable.

13. AMENDMENT AND TERMINATION

13.1 Subject to the provisions of paragraph 13.2, the board of NWDS may amend any of the provisions of the NWDS Share Option Scheme or withdraw or otherwise terminate the NWDS Share Option Scheme at any time but no amendments shall be made to the advantage of any participant unless approved by the shareholders of NWDS in general meeting. In addition, no amendment shall operate to affect adversely any rights which have accrued to any participant at that date. In the event that the board of NWDS elects to terminate the operation of the NWDS Share Option Scheme, no further options shall be offered thereunder but the provisions of the NWDS Share Option Scheme shall remain in force in all other respects in respect of any options granted prior to such termination and not then exercised which shall continue to be valid and exercisable subject to and in accordance with the terms of the NWDS Share Option Scheme.

13.2 The shareholders of NWDS in general meeting must approve in advance by ordinary resolution any proposed change which relates to the following:

(A) the category of Eligible Persons to or for whom options may be granted under the NWDS Share Option Scheme;

(B) the authority of the board of NWDS in relation to any alteration to the terms of the NWDS Share Option Scheme;

(C) the limits as to the number of NWDS Shares which may be issued under the NWDS Share Option Scheme;

(D) the individual limits as to the number of options for each participant under the NWDS Share Option Scheme;

(E) the determination of the Exercise Price;

(F) any rights attaching to the options and the NWDS Shares;

(G) the terms of any granted options;

(H) the rights of participants in the event of a capitalisation issue, rights issue, sub-division or consolidation of NWDS Shares or reduction or any other variation of capital of NWDS;

(I) the terms of this paragraph 13.2;

(J) any matters set out in Rule 17.03 of the Listing Rules; or

(K) any amendments to the NWDS Share Option Scheme which is of a material nature.

13.3 Except as described in paragraph 13.2, the board of NWDS need not obtain the approval of the shareholders of NWDS in general meeting for any minor amendments:

(A) to benefit the administration of the NWDS Share Option Scheme;

(B) to comply with or take account of the provisions of any proposed or existing legislation;

(C) to take account of any changes to the legislation; or

(D) to obtain or maintain favourable tax, exchange control or regulatory treatment of NWDS or any subsidiary or associated company or any present or future participant.

13.4 Any amendment to the terms and conditions of the NWDS Share Option Scheme which is of a material nature shall be subject to the clearance of the Stock Exchange save where the amendment takes effect automatically under the existing terms of the NWDS Share Option Scheme.

13.5 Unless otherwise cleared by the Stock Exchange, the amended terms of the NWDS Share Option Scheme or the options must comply with the relevant requirements of the Listing Rules.

Mr. Cheng Chi-Kong, Adrian

Aged 27, was appointed as Executive Director in March 2007. Mr. Cheng is an Executive Director of New World China Land Limited (stock code: 917) and New World Department Store China Limited (stock code: 825). He is a Director of Centennial Success Limited and Chow Tai Fook Enterprises Limited. He also acts as Director of certain subsidiaries of the Company. Mr. Cheng has worked in major international bank prior to joining the New World group in September 2006 and has substantial experience in financial management. Mr. Cheng holds a Bachelor Degree from Harvard University. Except as disclosed, Mr. Cheng did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Cheng. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$59,000 from the Company and other emoluments of HK$1,537,000 from the Group.

Mr. Cheng is the grandson of Dr. Cheng Yu-Tung, the son of Dr. Cheng Kar-Shun, Henry, the grandnephew of Mr. Cheng Yue-Pui and the nephew of Mr. Cheng Kar-Shing, Peter. Except as disclosed, Mr. Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Cheng does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Cheng is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Cheng Yue-Pui

Aged 79, was appointed as Director in June 1970. Mr. Cheng is currently a Non-executive Director, a Director of Centennial Success Limited and Chow Tai Fook Enterprises Limited. He also acts as Director of various subsidiaries of the Company. Except as disclosed, Mr. Cheng did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Cheng. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and

responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$150,000 from the Company.

Mr. Cheng is the brother of Dr. Cheng Yu-Tung, the uncle of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter, and the granduncle of Mr. Cheng Chi-Kong, Adrian. Except as disclosed, Mr. Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Cheng does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Cheng is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Chow Kwai-Cheung

Aged 65, was appointed as Director in October 1994. Mr. Chow is currently a Non-executive Director, an Executive Director of New World China Land Limited (stock code: 917) and a Director of Hip Hing Construction Company Limited. He also acts as Director of various subsidiaries of the Company. Except as disclosed, Mr. Chow did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Chow. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$150,000 from the Company and other emoluments of HK$4,236,000 from the Group.

Mr. Chow does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chow has a personal interest of 44,527 Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Chow is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Ho Hau-Hay, Hamilton

Aged 56, was appointed as Non-executive Director in August 2004. Mr. Ho was an alternate Director of the Company from 7 January 2004 to 30 August 2004. Mr. Ho is an Independent Non-executive Director of CITIC Pacific Limited (stock code: 267), a Non-executive Director of

King Fook Holdings Limited (stock code: 280) and Dah Chong Hong Holdings Limited (stock code: 1828), and an Executive Director of Honorway Investments Limited and Tak Hung (Holding) Company Limited. Except as disclosed, Mr. Ho did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Ho. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$150,000 from the Company.

Mr. Ho does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Ho has a corporate interest of 439,177 Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Ho is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Liang Cheung-Biu, Thomas

Aged 60, was appointed as Non-executive Director in August 2004. Mr. Liang is a Non-executive Director of Miramar Hotel and Investment Company, Limited (stock code: 71) and the Group Chief Executive of Wideland Investors Limited. He has extensive experience in financial management, corporate finance, banking, real estate development and equity investment. Except as disclosed, Mr. Liang did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Liang. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$150,000 from the Company.

Mr. Liang is the cousin of Mr. Liang Chong-Hou, David. Except as disclosed, Mr. Liang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Liang has a personal interest of 5,215 Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Liang is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Lee Luen-Wai, John *JP*

Aged 58, was appointed as Independent Non-executive Director in August 2004. Mr. Lee is the Managing Director of Lippo Limited (stock code: 226), Executive Director of Lippo China Resources Limited (stock code: 156) and Hongkong Chinese Limited (stock code: 655) as well as Independent Non-executive Director of New World China Land Limited (stock code: 917). He is a qualified accountant and was a partner of one of the leading international accounting firms in Hong Kong. He has extensive experience in corporate finance and capital markets. Mr. Lee serves as a member on a number of Hong Kong Government Boards and Committees including Hospital Authority, Council of the City University of Hong Kong, Solicitors Disciplinary Tribunal Panel and Non-local Higher and Professional Education Appeal Board. Mr. Lee is also the Chairman of Queen Elizabeth Hospital Governing Committee. Except as disclosed, Mr. Lee did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Lee. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$250,000 from the Company and other emoluments of HK$200,000 from the Group.

Mr. Lee does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lee does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Lee is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 27 November 2007 at 11:15 a.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Report of Directors and Auditors for the year ended 30 June 2007.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Directors to fix their remuneration.

4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by the Company or a special purpose

subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** the share option scheme of New World Department Store China Limited, a non-wholly owned subsidiary of the Company, the rules of which are contained in the document marked "A" and produced to the meeting and for the purpose of identification signed by the Chairman thereof, be and is hereby approved."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 31 October 2007

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Tuesday, 20 November 2007 to Tuesday, 27 November 2007, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all shares transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 19 November 2007.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

RE-DESIGNATION OF DIRECTORS

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that Lord Sandberg has been re-designated as a non-executive director of the Company with effect from 1 November 2007. On the same day, Mr. Ho Hau-Hay, Hamilton has been re-designated as an independent non-executive director of the Company and has been appointed a member of the Company's audit committee and remuneration committee.

Lord Michael Sandberg, aged 80, was appointed as Director from October 1972 to May 1977 and re-appointed in January 1987. He was an independent non-executive director of the Company before re-designation to non-executive director. He was the Chairman of The Hongkong and Shanghai Banking Corporation Limited from September 1977 to December 1986. Lord Sandberg is also an independent non-executive director of Winsor Properties Holdings Limited (stock code: 1036) and an independent non-executive director of Winsor Industrial Corporation, Limited which was privatised in December 2006. Except as disclosed, Lord Sandberg did not hold directorship in other listed public companies in the past three years.

There is no service contract between the Company and Lord Sandberg. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board annually with the authorization granted by the shareholders of the Company at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$250,000 from the Company.

Lord Sandberg does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of hereof, Lord Sandberg does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ho Hau-Hay, Hamilton, aged 56, was appointed as non-executive director of the Company in August 2004. He was an alternate director of the Company from 7 January 2004 to 30 August 2004. Mr. Ho is an Independent non-executive director of CITIC Pacific Limited (stock code:

267), a non-executive director of King Fook Holdings Limited (stock code: 280) and Dah Chong Hong Holdings Limited (stock code: 1828), and an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited. Except as disclosed, Mr. Ho did not hold directorship in other listed public companies in the past three years.

There is no service contract between the Company and Mr. Ho. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board annually with the authorization granted by the shareholders of the Company at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2007, his emoluments comprise director's fee of HK$150,000 from the Company.

Mr. Ho does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Ho has a corporate interest of 439,177 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information set out above, there is no other information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company in relation to the above re-designation of directorships.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 1 November 2007

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David , Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Lord Sandberg, Michael, Mr. Cheng Yue-Pui, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

New World China Land Limited
新世界中國地產有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

CONNECTED TRANSACTION

ACQUISITION OF INTEREST IN JINAN NEW WORLD SUNSHINE DEVELOPMENT LTD.

Acquisition of interest in Jinan Sunshine

The respective boards of directors of NWD and NWC announced that on 20th November 2007, Sunny Trend, an indirect wholly-owned subsidiary of NWC, entered into the Acquisition Agreement with Jinan Property whereby Sunny Trend agreed to acquire the remaining 27% equity interest in Jinan Sunshine, an existing 73%-owned subsidiary of Sunny Trend, from Jinan Property for a consideration of RMB51,000,000 (equivalent to approximately HK$51,535,974). After the Acquisition, Jinan Sunshine will become an indirect wholly-owned subsidiary of NWC.

Connected transaction for NWC

Jinan Property is a connected person of NWC by virtue of its interest in Jinan Sunshine. Accordingly, the entering into of the Acquisition Agreement constitutes a connected transaction for NWC under the Listing Rules. As the asset ratio and the consideration ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement are more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

Connected transaction for NWD

As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into of the Acquisition Agreement by Sunny Trend also constitutes a connected transaction for NWD under the Listing Rules. As the asset ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement is more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

ACQUISITION AGREEMENT DATED 20TH NOVEMBER 2007

Parties:

Vendor: Jinan Property

Purchaser: Sunny Trend, an indirect wholly-owned subsidiary of NWC

The Acquisition

Pursuant to the Acquisition Agreement, Sunny Trend has agreed to acquire 27% equity interest in Jinan Sunshine which Jinan Property has agreed to dispose of.

The Acquisition Agreement is conditional upon the representation and warranties of Jinan Property and Jinan Sunshine contained in the Acquisition Agreement remains true and accurate.

Completion

Completion will take place when the Acquisition has obtained approval from the relevant regulatory authorities and Jinan Sunshine has obtained a new business licence evidencing the registration of Jinan Sunshine as a wholly foreign owned enterprise and full settlement of the consideration for the Acquisition by Sunny Trend.

Jinan Sunshine

Jinan Sunshine is a sino-foreign equity joint venture company established under the laws of the PRC with paid-up registered capital of US$24,590,000 (equivalent to approximately HK$191,802,000). At the date of the Acquisition Agreement, Jinan Sunshine was owned by Sunny Trend and Jinan Property as to 73% and 27%, respectively. Upon completion of the Acquisition, Jinan Sunshine will become an indirect wholly-owned subsidiary of NWC.

The principal business of Jinan Sunshine is the development of Jinan Sunshine Garden located at the northwest corner of Jing Qi Road, Wei Shi Er Road, Jinan City, the PRC (中國濟南市經七路緯十二路西北角). The property has a total gross floor area of approximately 448,500 square metres and has been approved for residential and commercial development. At present, phase 1 of Jinan Sunshine Garden with total gross floor area of 109,537 square metres has been completed and almost sold out. Phase 2 of Jinan Sunshine Garden with total gross floor area of 158,901 square metres is now under construction, of which permission for pre-sale was obtained in respect of 87,642 square metres in September 2007.

The audited consolidated net asset value attributable to 27% equity interest in Jinan Sunshine as at 30th June 2007 was HK$59,499,673. The audited consolidated net loss (both before and after taxation and extraordinary items) of Jinan Sunshine for the years ended 30th June 2006 and 30th June 2007 was HK$16,133,786 and HK$25,260,702, respectively. The audited consolidated accounts of Jinan Sunshine have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

Consideration and payment

The consideration payable by Sunny Trend to Jinan Property for the Acquisition was RMB51,000,000 (equivalent to approximately HK$51,535,974). The consideration is payable within 7 working days after Jinan Sunshine has received a new business licence from the government authority.

The consideration was determined after arm's length negotiation between the parties by reference to the net asset value of Jinan Sunshine as at 30th June 2007. The consideration payable by Sunny Trend under the Acquisition Agreement will be financed by the internal resources of NWC.

INFORMATION RELATING TO NWD AND NWC

The core businesses of NWD and its subsidiaries include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWC and its subsidiaries are principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

INFORMATION RELATING TO JINAN PROPERTY

Jinan Property is a state-owned investment holding company incorporated in the PRC.

REASONS FOR THE TRANSACTION

In view of the booming residential property market in Jinan, the sales of residential units of Jinan Sunshine Garden are expected to generate stable income in the near future. The directors (including the independent non-executive directors) of NWD and NWC consider that the Acquisition will provide a good opportunity to acquire the entire control in Jinan Sunshine and hence its holding of Jinan Sunshine Garden to capitalize on the growing market demand for high quality residential properties in Jinan.

The terms of the Acquisition Agreement are arrived at after arm's length negotiation between the parties. The directors (including the independent non-executive directors) of NWD and NWC consider that the Acquisition Agreement is on normal commercial terms and is fair and reasonable so far as their respective companies and shareholders are concerned and the Acquisition Agreement is in the interest of NWD and NWC.

CONNECTED TRANSACTION FOR NWC

Jinan Property is a connected person of NWC by virtue of its interest in Jinan Sunshine. Accordingly, the entering into of the Acquisition Agreement constitutes a connected transaction for NWC under the Listing Rules. As the asset ratio and the consideration ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement are more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into of the Acquisition Agreement by Sunny Trend also constitutes a connected transaction for NWD under the Listing Rules. As asset ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement is more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

There is no other similar transaction which should be aggregated with the Acquisition Agreement pursuant to Rule 14A.25 of the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Acquisition"	acquisition by Sunny Trend of 27% equity interest in Jinan Sunshine from Jinan Property
"Acquisition Agreement"	an agreement dated 20th November 2007 entered into between Sunny Trend and Jinan Property relating to the Acquisition
"Jinan Property"	濟南陽光置業有限公司 (Jinan Sunshine Property Co., Ltd.*), a company incorporated in the PRC, being the beneficial and registered owner of 27% interest in Jinan Sunshine as at the date of the Acquisition Agreement
"Jinan Sunshine"	濟南新世界陽光發展有限公司 (Jinan New World Sunshine Development Ltd.)
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Sunny Trend"	Sunny Trend Development Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of NWC

"PRC"	the People's Republic of China
"%"	per cent.

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 20th November 2007

As at the date of this announcement, the board of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) five non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of NWC comprises (a) nine executive directors, namely Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

For the purpose of this announcement, the translation of RMB into HK$ and USD to HK$ is based on the approximate exchange rates of RMB0.9896=HK$1.00 and US$1.00=HK$7.80.

* *The unofficial English transliteration or translation is for identification purposes only.*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart
CHENG Chi-Kong, Adrian

Non-executive Directors:
Lord SANDBERG, Michael
CHENG Yue-Pui
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, JP*
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton*
LEE Luen-Wai, John, JP*
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)

* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

27 November 2007

To the shareholders of the Company

Dear Shareholders,

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2007

Particulars of the Final Dividend

On 11 October 2007, it was announced that the Directors of New World Development Company Limited ("the Company") resolved to recommend a final dividend for the year ended 30 June 2007 of HK$0.25 per share ("Final Dividend") to shareholders on the register of members as at 27 November 2007, and as to HK$0.01 per share, this dividend will be paid in cash to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) and as to HK$0.24 per share, this dividend should take the form of scrip dividend with a cash option to shareholders. At the annual general meeting held on 27 November 2007, the Final Dividend was approved.

Accordingly, each shareholder has the choices of receiving:

(a) an allotment of new shares with a nominal value of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to, save for adjustment for fractions, the total amount of dividend which such shareholder could elect to receive in cash in respect of HK$0.24 per share; or

(b) cash of HK$0.24 per share; or

(c) partly New Shares and partly cash.

In all the above cases, shareholders will receive in addition cash of HK$0.01 per share.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing share of the Company on The Stock Exchange of Hong Kong Limited for the five trading days (on which such price is available) up to and including 21 December 2007 as follow:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.24}}{\text{five trading days average closing price} \times \frac{97}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 21 December 2007, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. An announcement setting out the basis of allotment of the New Shares will be made on 24 December 2007.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will be disregarded and the benefit thereof will accrue to the Company.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares. It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 22 January 2008. The New Shares will not rank for the Final Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited is expected to commence on 23 January 2008 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Final Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Final Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong so as to arrive not later than 4:00 p.m. on Friday, 14 December 2007. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares will not know at the time of election the exact number of New Shares entitled by them and are therefore advised to refer to the announcement to be made on 24 December 2007 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the scrip portion of the Final Dividend of HK$0.24 wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 14 December 2007 (i.e. on or before 7 December 2007) to Tricor Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Final Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on a conservative interpretation of the Capital Market and Services Act 2007, the scrip dividend scheme could fall within the provisions of sections 212 (2) and 212 (4) of the Capital Market and Services Act 2007 and it would be prudent to comply with the requirements of sections 212 (2) and 212 (4) of the Capital Market and Services Act 2007 which necessitates the submission of a proposal to the Malaysian Securities Commission for its approval.

In the circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Final Dividend in scrip form. Such shareholders will receive the Final Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Final Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisors that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Final Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial securities laws in Canada and (ii) satisfy the prospectus filing requirement under local provincial securities laws in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Last day of receipt of form of election	Friday, 14 December 2007
Fix the market value of a New Share (5 trading days average)	Monday, 17 December 2007 to Friday, 21 December 2007
Publish an announcement setting out the basis of allotment of the New Shares	Monday, 24 December 2007
Dividend warrant and share certificate to all shareholders	Tuesday, 22 January 2008
Commencement of dealings in the New Shares	Wednesday, 23 January 2008

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

POLL RESULTS OF ANNUAL GENERAL MEETING

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce that at the annual general meeting of the Company held on 27 November 2007 (the "AGM"), a poll was demanded by the Chairman of the AGM in accordance with the Company's articles of association for voting on all proposed resolutions as set out in the notice of AGM dated 31 October 2007. All resolutions were approved by shareholders of the Company by way of a poll. Tricor Tengis Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the AGM. The poll results in respect of the resolutions proposed at the AGM were as follows:

			Number of Votes (%)	
	Resolutions		For	Against
1.	To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2007.		2,109,026,533 (99.97%)	562,727 (0.03%)
2.	To declare a final dividend. (a final dividend of HK$0.25 per share comprising a cash dividend and a scrip dividend with a cash option to shareholders registered on 27 November 2007)		2,161,782,111 (99.99%)	5,288 (0.01%)
3.	(i)	To re-elect Mr. Cheng Chi-Kong, Adrian as Director.	2,148,231,806 (99.57%)	9,260,095 (0.43%)
	(ii)	To re-elect Mr. Cheng Yue-Pui as Director.	2,076,415,053 (96.24%)	81,137,998 (3.76%)
	(iii)	To re-elect Mr. Chow Kwai-Cheung as Director.	2,148,067,316 (99.56%)	9,485,725 (0.44%)
	(iv)	To re-elect Mr. Ho Hau-Hay, Hamilton as Director.	2,131,789,445 (98.94%)	22,818,763 (1.06%)
	(v)	To re-elect Mr. Liang Cheung-Biu, Thomas as Director.	2,148,067,274 (99.56%)	9,487,123 (0.44%)
	(vi)	To re-elect Mr. Lee Luen-Wai, John as Director.	2,156,948,930 (99.97%)	605,107 (0.03%)
	(vii)	To authorise the Board of Directors to fix the remuneration of Directors.	2,080,514,657 (96.44%)	76,886,483 (3.56%)

4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.	2,161,783,901 (99.99%)	68,518 (0.01%)
5.	Ordinary Resolution in Item No. 5 of the Notice of AGM. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)	2,161,971,413 (99.95%)	1,189,366 (0.05%)
6.	Ordinary Resolution in Item No. 6 of the Notice of AGM. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)	1,442,526,221 (67.46%)	695,907,112 (32.54%)
7.	Ordinary Resolution in Item No. 7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)	1,438,654,699 (67.23%)	701,257,387 (32.77%)
8.	Ordinary Resolution in Item No. 8 of the Notice of AGM. (To approve the share option scheme of New World Department Store China Limited)	1,475,272,152 (68.20%)	687,854,131 (31.80%)
As more than 50% of the votes were cast in favour of the above resolutions, they were duly passed as ordinary resolutions.			

The total number of shares entitling holders to attend and vote for or against all the resolutions at the AGM was 3,713,899,470 shares. There were no shares entitling holders to attend and vote only against the resolutions at the AGM.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 27 November 2007

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Lord Sandberg, Michael, Mr. Cheng Yue-Pui, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2007

On 11 October 2007, the Directors of New World Development Company Limited (the "Company") resolved to recommend a final dividend for the year ended 30 June 2007 of HK$0.25 per share, and as to HK$0.01 per share, this dividend will be paid in cash and as to HK$0.24 per share, this dividend should take the form of scrip dividend with a cash option to shareholders on the register of members as at 27 November 2007. At the annual general meeting held on 27 November 2007, the said final dividend was approved. This announcement is to advise the shareholders how the scrip entitlements to the said final dividend are being arrived at.

A circular setting out details of the said final dividend was sent to shareholders on 27 November 2007. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 21 December 2007. It is now determined that the said average closing price is HK$26.28. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said final dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.24}}{\text{HK\$26.28} \times \frac{97}{100}}$$

The number of new Shares to be received by each shareholder will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the final dividend in respect of the year ended 30 June 2007 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 22 January 2008.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 21 December 2007

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Lord Sandberg, Michael, Mr. Cheng Yue-Pui, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock code: 0017)

CONTINUING CONNECTED TRANSACTIONS

In the ordinary course of their business, relevant members of the NWSH Group regularly enter into continuing connected transactions with members of the CTF Enterprises Group. On 24 January 2008, NWSH and CTF Enterprises entered into: (i) the CTF Master Operational Services Agreement whereby NWSH and CTF Enterprises agree to procure that members of the NWSH Group or the CTF Enterprises Group (to the extent practicable) engage relevant members of the CTF Enterprises Group or the NWSH Group to provide the Operational Services to relevant members of the NWSH Group or the CTF Enterprises Group during the term of the CTF Master Operational Services Agreement; and (ii) the CTF Master Financial Services Agreement whereby CTF Enterprises agrees to procure that members of the CTF Enterprises Group engage relevant members of the NWSH Group to provide Financial Services to relevant members of the CTF Enterprises Group during the term of the CTF Master Financial Services Agreement.

On 24 January 2008, NWSH and Mr. Lo entered into the Mr. Lo Master Services Agreement whereby the NWSH Group agrees to provide Financial Services to the Service Receiving Parties.

As the Group holds approximately 56.37% of the total issued share capital of NWSH, NWSH is a subsidiary of the Company. As CTF Enterprises holds approximately 37.02% of the total issued share capital of the Company, it is a substantial shareholder of the Company, and hence a connected person of the Company. Accordingly, the CTF Master Operational Services Agreement, the CTF Master Financial Services Agreement and all the transactions contemplated thereunder (excluding the transactions between the NWSH Group and the Group) constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. Further, given that Mr. Lo is the deputy chairman and an executive director of TFSG, a subsidiary of NWSH, which is in turn a subsidiary of the Company, he is a connected person of the Company. Therefore, the Mr. Lo Master Services Agreement and all the transactions contemplated thereunder also constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios in respect of the Continuing Connected Transactions contemplated under the Master Services Agreements will

be less than 2.5% on an annual basis, such transactions will only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and will be exempt from the independent shareholders' approval requirement.

1. BACKGROUND

In the ordinary course of their business, members of the NWSH Group (including the TFSG Group) regularly enter into continuing connected transactions with members of the CTF Enterprises Group (which includes members of the Group). In order to streamline and renew such continuing connected transactions, on 24 January 2008, NWSH and CTF Enterprises entered into: (i) the CTF Master Operational Services Agreement whereby each of NWSH and CTF Enterprises agrees to procure that members of the NWSH Group or the CTF Enterprises Group (to the extent practicable) engage relevant members of the CTF Enterprises Group or the NWSH Group to provide the Operational Services to relevant members of the NWSH Group or the CTF Enterprises Group during the term of the CTF Operational Master Services Agreement; and (ii) the CTF Master Financial Services Agreement whereby CTF Enterprises agrees to procure that members of the CTF Enterprises Group engage relevant members of the NWSH Group to provide Financial Services to relevant members of the CTF Enterprises Group during the term of the CTF Master Financial Services Agreement.

As the Group holds approximately 56.37% of the total issued share capital of NWSH, NWSH is a subsidiary of the Company. As CTF Enterprises holds approximately 37.02% of the total issued share capital of the Company, it is a substantial shareholder of the Company and is considered a connected person of the Company. Accordingly, the CTF Master Operational Services Agreement, the CTF Master Financial Services Agreement and all the transactions contemplated thereunder (excluding the transactions between the NWSH Group and the Group) constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

On 24 January 2008, NWSH and Mr. Lo entered into the Mr. Lo Master Services Agreement whereby the NWSH Group agrees to provide Financial Services to the Service Receiving Parties. As Mr. Lo is the deputy chairman and an executive director of TFSG, a subsidiary of NWSH, which in turn is a subsidiary of the Company, he is a connected person of the Company. The Mr. Lo Master Services Agreement and all the transactions contemplated thereunder also constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

2. CONTINUING CONNECTED TRANSACTIONS UNDER THE CTF MASTER OPERATIONAL SERVICES AGREEMENT

Date:	24 January 2008
Parties:	(1) CTF Enterprises (2) NWSH
Duration:	An initial term of three years commencing from 24 January 2008 to 23 January 2011 (both days inclusive). Subject to re-compliance with the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules and/or any other applicable requirements under the Listing Rules at the relevant time, the CTF Master Operational Services Agreement may be renewed for a further term of three years.
Nature of Transactions:	Provision of the Operational Services by members of the NWSH Group to members of the CTF Enterprises Group and vice versa.
Pricing:	On normal commercial terms and at rates no less favourable than the rates charged to independent third party customers of the NWSH Group or the CTF Enterprises Group (as the case may be).

Provision of the Operational Services

Under the CTF Master Operational Services Agreement, each of NWSH and CTF Enterprises agrees to, and agrees to procure that members of the NWSH Group or the CTF Enterprises Group (to the extent practicable) engage relevant members of the CTF Enterprises Group or the NWSH Group to provide the Operational Services to relevant members of the NWSH Group or the CTF Enterprises Group during the term of the CTF Master Operational Services Agreement.

The Operational Services include the following categories of services, and such other types of services as NWSH and CTF Enterprises may agree upon from time to time in writing:

Operational Services categories	Description of services
(a) Contracting Services	Building and general construction, civil engineering, building exterior and interior design, building repair, renovation maintenance and other services, demolition, piling and foundation, building and property fitting out and decoration work, construction management and the supply of construction and building equipment and materials, electrical and mechanical engineering works, supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, lift repair and maintenance services, electrical systems and system design and consultancy and computer aided drafting services.
(b) General Services	Cleaning and landscaping services – general cleaning, landscaping and plant maintenance, the supply of plants and laundry services. Facility management services – provision of information technology and telecommunications services, provision of convention and exhibition facilities, related functions and services, food and beverage catering services at the Hong Kong Convention and Exhibition Centre and other locations, food processing, trading and supply, and merchandise sourcing, procurement and supply. Property management services – property management, property sales, letting agency services, pre-marketing consultancy services, technical services and the provision of car parking, management and related services (including certain rebates to be paid by the NWSH Group). Security and guarding services – provision of security guards, security systems installation and maintenance services, armoured transport services and supply of security products.
(c) Rental Services	Rental of properties, spare spaces, vehicles and vessels.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business and projects for which the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) have the right to select providers of the relevant services;

(b) the engagement is not contrary to the terms of contracts governing the relevant business or projects or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business and projects of the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) relate; and

(c) in the event that the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) are required to select the providers of particular services through auction tenders, the engagement shall only become effective as and when the relevant members of the CTF Enterprises Group or the NWSH Group (as the case may be) have been selected by the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) to provide the relevant services as a result of the relevant auction tenders.

Terms and pricing policies

Pursuant to the CTF Master Operational Services Agreement, members of the CTF Enterprises Group and members of the NWSH Group shall, from time to time during the term of the CTF Master Operational Services Agreement, enter into separate Operational Agreements in respect of the provision of the Operational Services provided that such separate agreements shall always be subject to the CTF Master Operational Services Agreement. In this connection, NWSH and CTF Enterprises have agreed that:

(a) the prices and terms of the Operational Agreements with respect to the Contracting Services, the General Services and the Rental Services shall be determined in the ordinary course of business on normal commercial terms, negotiated on arm's length basis and at prices and terms no less favourable than those charged and provided to independent third party customers of the NWSH Group or the CTF Enterprises Group (as the case may be);

(b) the prices and terms at which the security and guarding services as grouped under the General Services to be provided shall be determined in the ordinary course of business on a cost-plus basis at prices and terms no less favourable than those charged to and contracted with other independent third party customers of the NWSH Group. The cost element includes all direct costs incurred, such as staff costs, public liability insurance and other indirect or common costs allocated on turnover or other equitable basis; and

(c) the term of each Operational Agreement shall be fixed and in any event shall not exceed three years. If the term of an Operational Agreement extends beyond 23 January 2011 (that is, the date on which the initial term of the CTF Master Operational Services Agreement ends), the Company and NWSH will re-comply with the applicable requirements under the Listing Rules at the relevant time.

In pricing its services to independent third party customers, the NWSH Group will take into consideration factors which are common and reasonable for providers of similar services such as market conditions, competition, profit margin, direct and indirect costing, opportunity cost, project duration and all relevant risk factors including client risk.

3. CONTINUING CONNECTED TRANSACTIONS UNDER THE CTF MASTER FINANCIAL SERVICES AGREEMENT

Date:	24 January 2008
Parties:	(1) CTF Enterprises (2) NWSH
Duration:	An initial term of three years commencing from 24 January 2008 to 23 January 2011 (both days inclusive). Subject to re-compliance with the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules and/or any other applicable requirements under the Listing Rules at the relevant time, the CTF Master Financial Services Agreement may be renewed for a further term of three years.
Nature of Transactions:	Provision of the Financial Services by the relevant members of the NWSH Group to members of the CTF Enterprises Group.
Pricing:	On normal commercial terms and at rates no less favourable than the rates charged to independent third party customers of the NWSH Group.

Provision of the Financial Services

Under the CTF Master Financial Services Agreement, CTF Enterprises agrees to, and agrees to procure that members of the CTF Enterprises Group engage relevant members of the NWSH Group to provide the Financial Services to relevant members of the CTF Enterprises Group during the term of the CTF Master Financial Services Agreement.

The Financial Services include the services of risk management, insurance management, global and regional management, alternate risk financing and reinsurance broking services, MPF scheme management services, financial advisory services and placing, underwriting and sub-underwriting services including but not limited to, dealing in securities, dealing in futures contracts, dealing and advising on leveraged foreign exchange trading, securities and corporate finance (as such terms are defined under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)), and such other types of services as NWSH and CTF Enterprises may agree upon from time to time in writing.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business and projects for which the relevant members of the CTF Enterprises Group have the right to select providers of the relevant services; and

(b) the engagement is not contrary to the terms of contracts governing the relevant business or projects or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business and projects of the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) relate.

Terms and pricing policies

Pursuant to the CTF Master Financial Services Agreement, members of the CTF Enterprises Group and members of the NWSH Group shall, from time to time during the term of the CTF Master Financial Services Agreement, enter into separate Financial Agreements in respect of the provision of the Financial Services provided that such separate agreements shall always be subject to the CTF Master Financial Services Agreement. In this connection, NWSH and CTF Enterprises have agreed that:

(a) the prices and terms of the Financial Agreements with respect to the Financial Services shall be determined in the ordinary course of business on normal commercial terms, negotiated on arm's length basis and at prices and terms no less favourable than those charged and provided to independent third party customers of the NWSH Group; and

(b) the term of each Financial Agreement shall be fixed and in any event shall not exceed three years. If the term of a Financial Agreement extends beyond 23 January 2011 (that is, the date on which the initial term of the CTF Master Financial Services Agreement ends), the Company and NWSH will re-comply with the applicable requirements under the Listing Rules at the relevant time.

In pricing its services to independent third party customers, the NWSH Group will take into consideration factors which are common and reasonable for providers of similar services such as market conditions, competition, profit margin, direct and indirect costing, opportunity cost, project duration and all relevant risk factors including client risk.

4. CONTINUING CONNECTED TRANSACTIONS UNDER THE MR. LO MASTER SERVICES AGREEMENT

Date:	24 January 2008
Parties:	(1) Mr. Lo (2) NWSH
Duration:	An initial term of three years commencing from 24 January 2008 to 23 January 2011 (both days inclusive). Subject to re-compliance with the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules and/or any other applicable requirements under the Listing Rules at the relevant time, the Mr. Lo Master Services Agreement may be renewed for a further term of three years.
Nature of Transactions:	Provision of the Financial Services by the relevant members of the NWSH Group to the Service Receiving Parties.
Pricing:	On normal commercial terms and at rates no less favourable than the rates at which the relevant members of the NWSH Group charge other independent third parties of the NWSH Group for the relevant services.

Provision of the Financial Services

Under the Mr. Lo Master Services Agreement, Mr. Lo agrees to, and agrees to procure that the other Service Receiving Parties engage relevant members of the NWSH Group to provide the Financial Services to relevant Services Receiving Parties during the term of the Mr. Lo Master Services Agreement.

The Financial Services include the services of risk management, insurance management, global and regional management, alternate risk financing and reinsurance broking services, MPF scheme management services, financial advisory services and placing, underwriting and sub-underwriting services including but not limited to, dealing in securities, dealing in futures contracts, dealing and advising on leveraged foreign exchange trading, securities and corporate finance (as such terms are defined under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)), and such other types of services as NWSH and Mr. Lo may agree upon from time to time in writing.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business and projects for which the relevant Service Receiving Parties have the right to select providers of the relevant services; and

(b) the engagement is not contrary to the terms of contracts governing the relevant business or projects or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business and projects of the relevant members of the NWSH Group or the Service Receiving Parties (as the case may be) relate.

Terms and pricing policies

Pursuant to the Mr. Lo Master Services Agreement, the Service Receiving Parties and members of the NWSH Group shall, from time to time during the term of the Mr. Lo Master Services Agreement, enter into separate Financial Agreements in respect of the provision of the Financial Services provided that such separate agreements shall always be subject to the Mr. Lo Master Services Agreement. In this connection, NWSH and Mr. Lo have agreed that:

(a) the prices and terms of the Financial Agreements with respect to the Financial Services shall be determined in the ordinary course of business on normal commercial terms, negotiated on arm's length basis and at prices and terms no less favourable than those charged and provided to independent third party customers of the NWSH Group; and

(b) the term of each Financial Agreement shall be fixed and in any event shall not exceed three years. If the term of a Financial Agreement extends beyond 23 January 2011 (that is, the date on which the initial term of the Mr. Lo Master Services Agreement ends), the Company and NWSH will re-comply with the applicable requirements under the Listing Rules at the relevant time.

In pricing its services to independent third party customers, the NWSH Group will take into consideration factors which are common and reasonable for providers of similar services such as market conditions, competition, profit margin, direct and indirect costing, opportunity cost, project duration and all relevant risk factors including client risk.

5. HISTORIC AGGREGATE TRANSACTION VALUES

The aggregate transaction values in respect of the Operational Services and the Financial Services with the CTF Enterprises Group and the provision of the Financial Services by the relevant members of the NWSH Group to the Service Receiving Parties (excluding transactions between NWSH Group and the Group) for the financial years ended 30 June 2005, 2006 and 2007 were as follows:

	Aggregate transaction values for each of the financial years ended 30 June		
Categories	**2005**	**2006**	**2007**
	(HK$ million)	*(HK$ million)*	*(HK$ million)*
Contracting Services	1.9	78.7	8.2
General Services	4.7	7.1	6.4
Rental Services	–	–	–
Financial Services	11.3	0.9	3.6
Total	17.9	86.7	18.2

The percentage ratios of the historic aggregate transaction values in the table above for the financial years ended 30 June 2005, 2006 and 2007 were de minimis and were exempt from all the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Likewise, the percentage ratios of the transactions between the TFSG Group and the CTF Enterprises Group (excluding the Group and the NWSH Group for this purpose) after TFSG became a subsidiary of the NWSH Group on 8 June 2007 were de minimis and were exempt from all reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

6. REASONS FOR, AND BENEFITS OF ENTERING INTO THE MASTER SERVICES AGREEMENTS

The transactions contemplated under the Master Services Agreements are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWSH Group and the CTF Enterprises Group. The above-mentioned Operational Agreements and Financial Agreements will be agreed on an arm's length basis and on normal commercial terms.

The Board (including the independent non-executive directors) is of the view that the terms of the Master Services Agreements are fair, reasonable and in the interests of the Company and its shareholders as a whole, and that it is beneficial to the Company for NWSH to enter into the Master Services Agreements because the continuing connected transactions contemplated thereunder will continue to facilitate the operations of the business of the NWSH Group in general.

7. MAXIMUM AGGREGATE ANNUAL VALUES

It is expected that the maximum aggregate annual value (the "**Annual Cap**") in respect of each category of the Operational Services contemplated under the CTF Master Operational Services Agreement (excluding the transactions between the NWSH Group and the Group) will be as follows:

	Annual Cap for each of the financial years ending 30 June		
Operational Services categories	**2008**	**2009**	**2010**
	(HK$ million)	*(HK$ million)*	*(HK$ million)*
Contracting Services by members of the NWSH Group to members of the CTF Enterprises Group	486.9	471.3	470.0
General Services by members of the NWSH Group to members of the CTF Enterprises Group	17.4	19.3	21.7
General Services by members of the CTF Enterprises Group to members of the NWSH Group *(Note)*	–	–	–
Rental Services *(Note)*	–	–	–
Total	504.3	490.6	491.7

Note: There is no Annual Cap amount for these services because such services contemplated under the CTF Master Operational Services Agreement are all between the NWSH Group and the Group, which for the purpose of this announcement have been excluded as they do not constitute connected transactions of the Company.

It is expected that the maximum aggregate Annual Cap in respect of the Financial Services to be provided by the NWSH Group under the CTF Master Financial Services Agreement (excluding the transactions between the NWSH Group and the Group) and the Mr. Lo Master Services Agreement will be as follows:

	Annual Cap for each of the financial years ending 30 June		
Financial Services	**2008**	**2009**	**2010**
	(HK$ million)	*(HK$ million)*	*(HK$ million)*
Fees from the provision of the Financial Services by the NWSH Group, including the underwriting and sub-underwriting services	26.3	26.4	26.4
Value of the securities which may be acquired by the NWSH Group pursuant to the underwriting and sub-underwriting commitments under the underwriting and sub-underwriting services	800.0	800.0	800.0
Total	826.3	826.4	826.4

The underwriting and sub-underwriting services under the Financial Services provided by relevant members of the NWSH Group have two aspects. The first aspect relates to the service fees to be received by the relevant members of the NWSH Group for the provision of underwriting and sub-underwriting services, such as underwriting commission. The second aspect relates to the acquisition of securities pursuant to fulfilment of the underwriting and sub-underwriting commitments entered into by the relevant members of the NWSH Group as part of the underwriting and sub-underwriting services provided by the relevant members of the NWSH Group.

Each of the Annual Caps has been determined by reference to: (a) the historical annual or annualised amounts in respect of that category of service provided by the relevant members of the NWSH Group to the relevant members of the CTF Enterprises Group or vice versa during the past three financial years; (b) the historical annual or annualised amounts in respect of the Financial Services provided by the relevant members of the TFSG Group (before they became members of the NWSH Group) to the relevant members of the CTF Enterprises Group and the Service Receiving Parties during the past three financial years; (c) the projected annual or annualised amounts in respect of that category of service to be provided by the relevant members of the NWSH Group to the relevant members of the CTF Enterprises Group or vice versa in the next three financial years; and (d) the projected annual or annualised amounts in respect of the Financial Services to be provided by the relevant members of the NWSH Group to the Service Receiving Parties in the next three financial years.

The above-mentioned projected figures are determined based on the relevant historical figures, taking into account the business growth of the CTF Enterprises Group, the estimated future demand, the inflation factor and adjustments for non-recurring or extraordinary items, and on the principal assumptions that, for the duration of the projected period: (i) the Contracting Services not only benefited from the potential recovery of the Hong Kong property market, but also the potential development of the land banks of the CTF Enterprises Group and the engagement in several potential construction projects in Macau and various cities in the PRC, especially Beijing; (ii) there will be significant potential growth in the Financial Services in light of the booming stock markets and services demand opportunities from the various listed vehicles of the CTF Enterprises Group; (iii) there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the NWSH Group's businesses; and (iv) the service industries in which the NWSH Group operates will have steady growth.

In addition to the above, a substantial part of the increase in the projected figures is due to NWSH's acquisition of TFSG as announced by NWSH on 26 April 2007. As a result of the acquisition, TFSG became a subsidiary of NWSH on 8 June 2007 and connected transactions of TFSG also become connected transactions of NWSH and the Company.

The Board is of the opinion that the proposed Annual Caps as stated above are fair and reasonable and are in the interests of the Company and its shareholders as a whole. The Company will comply with the Listing Rules in the event that any of the Annual Caps set out above is exceeded.

8. REQUIREMENTS OF THE LISTING RULES

As at the date of this announcement, CTF Enterprises holds approximately 37.02% of the total issued share capital of the Company, is a substantial shareholder of the Company and hence, a connected person of the Company. The Group holds approximately 56.37% of the total issued share capital of NWSH and NWSH is a subsidiary of the Company.

The CTF Master Operational Services Agreement, the CTF Master Financial Services Agreement and all the transactions contemplated thereunder, excluding the transactions between the NWSH Group and the Group, will constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As at the date of this announcement, Mr. Lo is the deputy chairman and an executive director of TFSG, a subsidiary of NWSH, which in turn is a subsidiary of the Company, and hence a connected person of the Company. Accordingly, the Mr. Lo Master Services Agreement and all the transactions contemplated thereunder also constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As each of the relevant percentage ratios of the Continuing Connected Transactions will be less than 2.5% on an annual basis, such transactions will only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and will be exempt from the independent shareholders' approval requirement.

In the event that any of the Annual Caps is exceeded or any of the Master Services Agreements is renewed or materially varied, the Company will comply with the reporting, announcement and independent shareholders' approval requirements pursuant to Rules 14A.45 to 14A.48 of the Listing Rules as appropriate.

9. INFORMATION REGARDING CTF ENTERPRISES, THE GROUP AND THE NWSH GROUP

CTF Enterprises

The principal activity of CTF Enterprises is investment holding.

The Group

The Group is principally engaged in property development, property investments, hotel and infrastructure investments, services, department store operation, telecommunications and technology business.

The NWSH Group

The principal activities of the NWSH Group include: (i) the investment in and/or operation of facilities, contracting, transport and financial services; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

10. DEFINITIONS

Unless the context otherwise requires, the following expressions have the meanings set out below in this announcement:

"associates"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of directors of the Company
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Continuing Connected Transactions"	the transactions contemplated under the CTF Master Operational Services Agreement and the CTF Master Financial Services Agreement, excluding the transactions between the NWSH Group and the Group, and the Mr. Lo Master Services Agreement

"Contracting Services"	construction, engineering and related services provided by members of the NWSH Group to members of the CTF Enterprises Group as described in Section 2 of this announcement
"CTF Enterprises"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 37.02% of the total issued share capital of the Company and approximately 2.95% of the total issued share capital of NWSH
"CTF Enterprises Group"	CTF Enterprises and its subsidiaries and any other company in the equity capital of which CTF Enterprises and/or any of its subsidiaries taken together are directly or indirectly interested so as to exercise or control the exercise of 30% or more of the voting power at general meetings, and for the purposes of this announcement, excludes the NWSH Group as well as NWS Transport Services Limited and its subsidiaries
"CTF Master Financial Services Agreement"	the master financial services agreement in relation to the Financial Services entered into between NWSH and CTF Enterprises on 24 January 2008
"CTF Master Operational Services Agreement"	the master operational services agreement in relation to the Operational Services entered into between NWSH and CTF Enterprises on 24 January 2008
"Financial Agreements"	the individual agreements in respect of the provision of any of the Financial Services which may from time to time be entered into between a member of the NWSH Group and a member of the CTF Enterprises Group or any of the Service Receiving Parties pursuant to the CTF Master Financial Services Agreement or the Mr. Lo Master Services Agreement and "Financial Agreement" means any of them
"Financial Services"	financial advisory, insurance brokerage and related services provided by members of the NWSH Group to members of the CTF Enterprises Group or the Service Receiving Parties (as applicable) as described in Section 3 and Section 4 of this announcement

"General Services"	cleaning, landscaping, facility management, information technology and telecommunications, property management, security and related services provided by members of the NWSH Group or the CTF Enterprises Group to members of the CTF Enterprises Group or the NWSH Group as described in Section 2 of this announcement
"Group"	the Company and its subsidiaries and for the purpose of this announcement, excludes the NWSH Group
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Master Services Agreements"	the CTF Master Operational Services Agreement, the CTF Master Financial Services Agreement and the Mr. Lo Master Services Agreement
"Mr. Lo"	Mr. Lo Lin Shing, Simon, the deputy chairman and an executive director of TFSG
"Mr. Lo Master Services Agreement"	the master services agreement entered into between NWSH and Mr. Lo on 24 January 2008
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange, and a subsidiary of the Company
"NWSH Group"	NWSH and its subsidiaries
"Operational Agreements"	the individual agreements in respect of the provision of any of the Operational Services which may from time to time be entered into between a member of the CTF Enterprises Group and a member of the NWSH Group pursuant to the CTF Master Operational Services Agreement, and "Operational Agreement" means any of them

"Operational Services"	Contracting Services, General Services, Rental Services and such other types of services as NWSH and CTF Enterprises may agree upon from time to time in writing
"PRC"	the People's Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau and Taiwan
"Rental Services"	the rental of properties, spare spaces, vehicles and vessels provided by members of the NWSH Group or the CTF Enterprises Group to members of the CTF Enterprises Group or the NWSH Group as described in Section 2 of this announcement
"Service Receiving Parties"	Mr. Lo and his associates, including but without limitation, New World Mobile Holdings Limited, who may receive the services provided by members of the NWSH Group pursuant to the Mr. Lo Master Services Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TFSG"	Taifook Securities Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange, and a subsidiary of NWSH
"TFSG Group"	TFSG and its subsidiaries

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 24 January 2008

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) the non-executive directors of the Company are Lord Sandberg, Michael, Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas, and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternative director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 0017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES

The NWCL Group (being New World China Land Limited ("**NWCL**") and/or its subsidiaries) has been negotiating with a company whose shares are listed on the Shenzhen Stock Exchange ("**Shenzhen Company**") and its shareholders and creditors (which are independent third parties of NWCL and its holding company, New World Development Company Limited ("**New World Development**")) regarding a possible acquisition by the NWCL Group of certain interests in the Shenzhen Company.

The negotiations are on-going. No formal agreement has been entered into by the NWCL Group. NWCL and New World Development will issue an announcement in this regard, if and when a formal agreement has been entered into, pursuant to the Listing Rules.

The potential transaction may or may not take place. Shareholders and potential investors of NWCL and New World Development should exercise caution when dealing in the securities of NWCL and New World Development.

By order of the Board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the Board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 25th January 2008

As at the date of this announcement, the board of directors of New World Development comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David , Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian ; (b) five non-executive directors, namely, Lord Sandberg, Michael, Mr. Cheng Yue-pui, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, and Mr. Liang Cheung-biu, Thomas and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWCL comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

END